Form 20-F
period 2003-12-31
HOLMES FINANCING NO 7 PLC
filed 2004-06-30
CIK 1218064

As filed with the Securities and Exchange Commission on June 30, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

Commission file number: 333-103179

Holmes Financing (No. 7) PLC	Holmes Funding Limited	Holmes Trustees Limited

(Exact name of Registrant as Specified in its Charter)

United Kingdom	United Kingdom	United Kingdom

(Jurisdiction of Incorporation or Organization)

Abbey National House 2 Triton Square Regent’s Place London NW1 3AN United Kingdom (011-44-20) 7756 6302/4/5	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN United Kingdom (011-44-20) 7756 6302/4/5	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN United Kingdom (011-44-20) 7756 6302/4/5

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class	Name of each exchange on which registered
$1,250,000,000 Series 2 Class A Asset Backed Floating Rate Notes (1)	None
$37,500,000 Series 2 Class B Asset Backed Floating Rate Notes (1)	None
$63,750,000 Series 2 Class M Asset Backed Floating Rate Notes (1)	None
$500,000,000 Series 3 Class A Asset Backed Floating Rate Notes (1)	None
£803,340,000 Series 2 Term AAA Advance (2)	None
£24,100,000 Series 2 Term AA Advance (2)	None
£40,970,000 Series 2 Term A Advance (2)	None
£321,000,000 Series 3 Term AAA Advance (2)	None
Funding Interest in the Mortgages Trust (3)	None

(1)	Holmes Financing (No. 7) PLC is the registrant for the Series 2 Issuer Notes and the Series 3 Class A Issuer Notes.
(2)	Holmes Funding Limited is the registrant for the Term Advances, and has issued those term advances to Holmes Financing (No. 7) PLC. The Term Advances are the primary source of payments on the Series 2 Issuer Notes and the Series 3 Class A Issuer Notes, respectively.
(3)	Holmes Trustees Limited is the registrant for the Funding Interest in the Mortgages Trust and is holding the Funding Interest on behalf of Holmes Funding Limited.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

Financial statements attached as Exhibits  ☒

PRESENTATION OF INFORMATION

This Annual Report on Form 20-F relates to Holmes Financing (No. 7) PLC (the “Issuer”) and the following securities (the “Issuer Notes”), which were issued pursuant to a trust deed dated March 26, 2003 (the “Issuer Trust Deed”), between the Issuer and The Chase Manhattan Bank, London Branch, as note trustee (the “Note Trustee”):

•	$1,250,000,000 Series 2 Class A Asset Backed Floating Rate Notes Due January 2008

•	$37,500,000 Series 2 Class B Asset Backed Floating Rate Notes Due July 2040

•	$63,750,000 Series 2 Class M Asset Backed Floating Rate Notes Due July 2040

•	$500,000,000 Series 3 Class A Asset Backed Floating Rate Notes Due July 2020

This Annual Report on Form 20-F also relates to the following advances made pursuant to the loan confirmation intercompany loan agreement dated March 26, 2003 (the “Intercompany Loan Agreement”), between the Issuer, Holmes Funding Limited (“Funding”), and The Chase Manhattan Bank, London Branch, as security trustee and agent bank:

•	£803,340,000 Series 2 Term AAA Advance

•	£24,100,000 Series 2 Term AA Advance

•	£40,970,000 Series 2 Term A Advance

•	£321,000,000 Series 3 Term AAA Advance

This Annual Report on Form 20-F further relates to the funding interest in the mortgage trust, the property of which includes the loans in the portfolio at the closing date or which have subsequently been assigned to Holmes Trustees Limited (“Trustees”) thereafter (including any new drawings under flexible loans) and their related security and any income generated by the loans or their related security. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by Abbey National plc (the “seller”). The trust property also includes any money in the mortgages trustee guaranteed investment contract (or GIC) account and in any other bank account or bank accounts held by Trustees (as agreed by Trustees, Funding, the seller and the security trustee) from time to time, called the alternative accounts. The mortgages trustee GIC account is the bank account in which Trustees holds any cash that is part of the trust property until it is distributed to the beneficiaries. The alternative accounts are accounts into which payments by some mortgage borrowers are paid initially.

Capitalized terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement on Form S-11 relating to the securities (file number 333-103179).

The information required for some items in Form 20-F is not applicable to the Issuer, Funding or Trustees. As used in this Annual Report filed on Form 20-F, “not applicable” or “Not Applicable” means that the response to the referenced item is omitted in reliance on the procedures outlined in numerous no-action letters issued by the staff of the U.S. Securities and Exchange Commission with respect to issuers of substantially similar asset-backed securities that file annual reports on Form 10-K, or that the referenced item is otherwise not applicable.

FORWARD-LOOKING STATEMENTS

This annual report may contain forward-looking statements. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; product development efforts; the effects of changes or prospective changes in regulation; and trends in results, operations and overall market trends.

These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in these forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this annual report, and we do not undertake to update or revise any of them, whether as a result of new information, future events or otherwise.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Each of the Issuer, Funding and Trustees incorporates by reference its periodic filings on Form 6-K, which contain all financial information relating to the securities relevant to the holders of the Issuer Notes.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable to annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable to annual reports on Form 20-F.

Item 3. Key Information

A. Selected Financial Information

Each of the Issuer, Funding and Trustees incorporates by reference and attaches hereto as exhibits the following reports, filed on Form 6-K, which include all financial information relating to the securities that is relevant to holders of the Issuer Notes:

•	Periodic Report for the period from March 11, 2003 to April 8, 2003.

•	Periodic Report for the period from April 9, 2003 to May 8, 2003.

•	Periodic Report for the period from May 9, 2003 to June 9, 2003.

•	Periodic Report for the period from June 10, 2003 to July 8, 2003.

•	Periodic Report for the period from July 9, 2003 to August 8, 2003.

•	Periodic Report for the period from August 9, 2003 to September 8, 2003.

•	Periodic Report for the period from September 9, 2003 to October 8, 2003.

•	Periodic Report for the period from October 9, 2003 to November 10, 2003.

•	Periodic Report for the period from November 11, 2003 to December 8, 2003.

•	Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2003.

•	Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2003.

•	Profit and Loss Accounts and Balance Sheets for the period ended October 15, 2003.

The following document is also incorporated by reference from reports filed on Form 6-K:

•	Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2004.

The following documents are filed as exhibits to this Annual Report on Form 20-F:

•	Report and Accounts for Holmes Financing (No. 7) PLC for the year ended December 31, 2003.

•	Report and Accounts for Holmes Funding Limited for the year ended December 31, 2003.

•	Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2003.

B. Capitalization and Indebtedness

Not applicable to annual reports on Form 20-F.

C. Reasons for the Offer and Use of Proceeds

Not applicable to annual reports on Form 20-F.

D. Risk Factors

The Issuer Notes do not represent an obligation and are not the responsibility of any person other than the Issuer

The Issuer Notes do not represent an obligation and are not the responsibility of any of Abbey National plc or any of its affiliates, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Barclays Bank PLC, UBS Limited, J.P. Morgan Securities Ltd., Salomon Brothers International Limited or any of their respective affiliates, Citibank, N.A., the other issuers, Trustees, the Note Trustee or any other party to the transaction other than the Issuer.

The Issuer has a limited set of resources available to it to make payments on the Issuer Notes

The Issuer’s ability to make payments of principal and interest on the Issuer Notes and to pay its operating and administrative expenses will depend primarily on the funds being received under the issuer intercompany loan. In addition, the Issuer will rely on the issuer dollar currency swaps and the issuer Swiss franc currency swaps to hedge the currency exposure with respect to the Issuer Notes.

If Funding is unable to pay in full on any interest payment date (a) the interest on any term advance, (b) the operating and administrative expenses and/or (c) the principal payments in respect of the Funding liquidity reserve fund term advances, and in the event that the seller suffers a certain ratings downgrade, Funding may draw money from the Funding liquidity reserve fund.

The Issuer does not have any other significant sources of funds available to meet its obligations under the Issuer Notes and/or any other payments ranking in priority to the Issuer Notes.

Funding is not obliged to make payments on the issuer term advances if it does not have enough money to do so which could adversely affect payments on the Issuer Notes

Funding’s ability to pay amounts due on the issuer term advances will depend upon:

•	Funding receiving enough funds from the Funding share percentage of the revenue and principal receipts on the loans included in the mortgages trust on or before each interest payment date;

•	Funding receiving the required funds from the Funding swap provider;

•	the amount of funds credited to the reserve funds;

•	Funding making drawings as permitted under the Funding liquidity facility; and

•	the allocation of funds between the other term advances, the issuer term advances and any new term advances.

According to the terms of the mortgages trust deed, Trustees is obliged to pay to Funding the Funding share percentage of revenue receipts on the loans by crediting such amounts to the Funding

GIC account on each distribution date. Trustees is obliged to pay Funding principal receipts on the loans by crediting such amounts to the Funding GIC account as and when required pursuant to the terms of the mortgages trust deed.

Funding will be obliged to pay revenue receipts due to the Issuer under the issuer intercompany loan only to the extent that it has revenue receipts left over after making payments ranking in priority to the Issuer, such as payments of certain fees and expenses of Funding and payments on certain higher ranking term advances under the other intercompany loans.

Funding will be obliged to pay principal receipts due to the Issuer under the issuer intercompany loan only to the extent that it has principal receipts available for that purpose after repaying amounts ranking in priority to the Issuer (including repaying certain higher ranking term advances under the other intercompany loans).

If there is a shortfall between the amounts payable by Funding to the Issuer under the Intercompany Loan Agreement and the amounts payable by the Issuer on the Issuer Notes, noteholders may, depending on what other sources of funds are available to the Issuer and to Funding, not receive the full amount of interest and/or principal which would otherwise be due and payable on the Issuer Notes.

Failure by Funding to meet its obligations under the Intercompany Loan Agreement would adversely affect payments on the Issuer Notes

If Funding does not make payments due and payable on the issuer intercompany loan, then the Issuer may not have enough money to make payments on the Issuer Notes. In addition the Issuer will have only limited recourse to the assets of Funding. If Funding does not pay amounts under the issuer intercompany loan because it does not have enough money available, such amounts will be deemed not to be due and payable, so there will not be an event of default under the issuer intercompany loan, and the Issuer will not have recourse to the assets of Funding in that instance.

On the final repayment date of the issuer intercompany loan any outstanding amounts in respect of the term AA advances and the term A advances will be extinguished, which would cause a loss on the class B Issuer Notes and the class M Issuer Notes still outstanding

The transaction has been structured in the expectation that on the final repayment date of the intercompany loan in 2040, the interest and principal due and payable on the term AA advances and the term A advances should be an amount equal to the sum available to pay all outstanding interest and/or principal (including interest and/or principal deferred and unpaid) on the term AA advances and the term A advances (after paying amounts of a higher order of priority as required by the Funding priority of payments).

If there is a shortfall between the amount available to pay such interest and/or principal and the amount required to pay all outstanding interest and/or principal on the term AA advances and the term A advances, then the shortfall will be deemed to be not due and payable under the Intercompany Loan Agreement and the Issuer will not have any claim against Funding for the shortfall.

If there is such a shortfall in interest and/or principal payments under the Intercompany Loan Agreement, noteholders may not receive the full amount of interest and/or principal which would otherwise be due and payable on the class B Issuer Notes or the class M Issuer Notes outstanding.

Although enforcement of the Issuer security will be possible following the occurrence of an event of default in the Issuer’s obligations, the proceeds of that enforcement may not be enough to make all payments due on the Issuer Notes

The Issuer has no recourse to the assets of Funding unless Funding has also defaulted on its obligations under the issuer intercompany loan and the Funding security has been enforced.

If the security created as required by the Issuer deed of charge is enforced, the proceeds of enforcement may be insufficient to pay all principal and interest due on the Issuer Notes. The noteholders may still have an unsecured claim against the Issuer for the shortfall, but there is no guarantee that the Issuer will have sufficient (or any) funds to pay that shortfall.

The transaction has been structured in the expectation that each lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes

The transaction has been structured in the expectation that each lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes. This means, among other things, that the series 2 Issuer Notes will be redeemed in full prior to the redemption of the series 3 class A Issuer Notes.

However, there is no assurance that any lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes. Redemption of the Issuer Notes is ultimately dependent on, among other things, repayment and redemptions on the loans and on the term advance rating of the issuer term advances. Further, if on any interest payment date, amounts are due and payable in respect of an earlier alphabetised class of Issuer Notes of any series and amounts are payable in respect of one or more later alphabetised class of Issuer Notes of any series, then payments of principal will be made on the earlier alphabetised class of Issuer Notes in priority to payments of principal on the later alphabetised class or classes of Issuer Notes; provided that, for the purposes of this sentence, the Class M Issuer Notes are ranked between the Class A Issuer Notes and the Class B Issuer Notes. See “Subordination of other note classes may not protect noteholders from all risk of loss.”

Holdings may establish another company, Funding 2, which may become an additional beneficiary under the mortgages trust

Holdings may establish a new entity, Funding 2, which may issue new notes from time to time and use the proceeds to make a payment to the seller to acquire an interest in the trust property rather than lending the proceeds to Funding, subject to the agreement of the seller and Funding, as existing beneficiaries of the mortgages trust. If Funding 2 becomes a beneficiary of the mortgages trust then the percentage shares of Funding and the seller in the trust property may decrease. The introduction of Funding 2 will not cause a reduction in the principal amount of assets backing the Issuer Notes. The security trustee will only be entitled to consent to any modifications to the transaction documents caused by the introduction of Funding 2, if it is satisfied that such modifications would not adversely affect the then current ratings of the notes.

If Funding 2 becomes a beneficiary of the mortgages trust then the seller, Funding and Funding 2 would each have a joint and undivided interest in the trust property but their entitlement to the proceeds from the trust property would be in proportion to their respective shares of the trust property. On each distribution date Trustees would distribute interest and principal receipts to one, two or all three beneficiaries, depending on the terms of the mortgages trust.

It is anticipated that Funding 2 would issue notes directly to investors from time to time backed by its share of the trust property. Current noteholders would not have a direct or indirect interest in Funding 2’s share of the trust property.

Amendments would be made to a number of the issuer transaction documents as a result of the inclusion of Funding 2 as a beneficiary of the mortgages trust. In particular (but without limitation), amendments would be made to:

•	the mortgage sale agreement to enable the purchase by Funding 2 of interests in the trust property;

•	the mortgages trust deed (i) to establish Funding 2 as a beneficiary of the trust, (ii) to enable changes in Funding 2’s share of the trust property from time to time and (iii) to regulate the distribution of interest and principal receipts in the trust property to Funding 2 and the other beneficiaries; and

•	the cash management agreement to regulate the application of monies to Funding 2.

There may be conflicts of interest between Funding and Funding 2, in which case it is expected that Trustees would follow the directions given by the relevant beneficiary that has the largest share of the trust property at that time. The interests of Funding may not prevail, which may adversely affect current noteholders’ interests.

If Funding enters into new intercompany loan agreements, then the new term advances may rank ahead of issuer term advances as to payment, and accordingly new notes may rank ahead of Issuer Notes as to payment

It is likely that Holdings will establish new issuers to issue new notes to investors. The proceeds of each new issue will be used by the new issuer to make a new intercompany loan to Funding. Funding will use the proceeds of the new intercompany loan either to:

•	pay the seller for new loans and their related security to be assigned to Trustees;

•	pay the seller for a part of the seller’s share of the trust property to be assigned to Funding;

•	refinance an intercompany loan or intercompany loans outstanding at that time (and if the Issuer’s intercompany loan to Funding is refinanced, noteholders could be repaid early); or

•	deposit some of those proceeds in one or more of the reserve funds.

The order in which Funding pays principal and interest to the Issuer on the issuer term advances and to any new issuer on the new term advances will depend primarily on the designated ratings of those term advances. In general, the term advances with the highest term advance rating will be paid ahead of lower rated term advances, subject to their relative scheduled repayment dates. For example, Funding will pay interest due on the issuer term AAA advances proportionally and equally with the interest due on any new term AAA advances and ahead of payments of interest due on any term advance with a lower term advance rating than AAA (including, for the avoidance of doubt, any issuer term AA advance and any issuer term A advance). Similarly, Funding will, in general, repay principal amounts due on the issuer term advances and any new term advances in accordance with their respective term advance ratings, subject to their relative scheduled repayment dates. For example, principal repayments due on an issuer term AAA advance generally will be made before principal repayments due on a new term AA advance. This principle is subject to a number of exceptions, however, which are designed primarily to provide some protection that scheduled repayments of principal on the issuer term advances will not materially affect payments of principal on the previous term advances and in turn would not be materially affected by payments of principal on any new term advances.

The term advance ratings designated to the issuer term advances on the closing date will not change even if the ratings assigned to the corresponding classes of Issuer Notes change.

The current payment and security priorities of the Issuer Notes relative to each other as set out in the Issuer deed of charge and the Issuer cash management agreement will not change as a result of an issue of new notes by a new issuer, because that new issue will be separately documented. However, Funding may be required to repay new issuer amounts owing under a new term advance ahead of or in the same order of priority as amounts owing to the Issuer on the issuer term advances, depending on the term advance rating, the scheduled repayment date of that new term advance and certain other rules regarding the repayment of principal by Funding. If this is the case, then the relevant new noteholders will be paid before the relevant current noteholders.

Funding has entered into other intercompany loan agreements with other issuers, and certain of the term advances in those other intercompany loans rank ahead of certain of the issuer term advances in the issuer intercompany loan as to payment, and accordingly some of the Issuer Notes issued by the other issuers rank ahead of certain of the Issuer Notes as to payment

The other issuers issued notes to investors, the proceeds of which were used by the other issuers to make other intercompany loans to Funding. Funding used the proceeds of the intercompany loan from the Issuer to pay the seller for loans and their related security assigned to Trustees which comprised its original share of the trust property. Funding used the proceeds of the other intercompany loans from certain other Holmes Financing issuers to pay the seller for the acquisition of additional parts of the seller’s share of the trust property and from certain other Holmes Financing issuers to pay the seller for loans and their related security assigned to Trustees which constituted an addition to Funding’s already existing share of the trust property.

The order in which Funding pays principal and interest to the Issuer on the issuer term advances and to the other issuers on the term advances under the other intercompany loans depends primarily on the designated ratings of those term advances. In general, term advances with the highest term advance rating will be paid ahead of lower rated term advances subject to their relative scheduled repayment dates. For example, Funding will pay interest due on the issuer term AAA advances proportionally and equally with the interest due on any subsequent term AAA advances and ahead of payments of interest due on any term advance with a lower term advance rating than AAA (including, for the avoidance of doubt, any term AA advance, term A advance or term BBB advance). Similarly, Funding will, in general, repay principal amounts due on the issuer term advances and the term advances under the other intercompany loans in accordance with their respective term advance ratings. For example, principal repayments due on an issuer term AAA advance generally will be made before principal repayments due on a subsequent term AA advance. This principle is subject to a number of exceptions, however, which are designed primarily to provide some protection that scheduled repayments of principal on the issuer term advances will not materially affect payments of principal on the previous term advances and on new term advances and in turn would not be materially affected by payments of principal on the previous term advances and any new term advances.

The term advance ratings designated to the term advances under the other intercompany loans on the previous closing dates will not change even if the ratings assigned to the corresponding classes of other notes change.

The current payment and security priorities of the Issuer Notes relative to each other as set out in the Issuer deed of charge and the Issuer cash management agreement are not affected as a result of the issues of further Issuer Notes by the other issuers, because the other issues were separately documented. However, Funding may be required to repay to the other issuers amounts which are owing under one or more other term advances ahead of or in the same order of priority as amounts owing to the Issuer on the issuer term advances, depending on the term advance rating, the scheduled repayment date of that other term advance and other rules regarding the repayment of principal by Funding.

New issuers and new start-up loan providers will share in the same security granted by Funding to the Issuer, and this may adversely affect payments on the Issuer Notes

If Funding enters into a new intercompany loan agreement, then if required it will also enter into a new start-up loan agreement with a new start-up loan provider and the security trustee. If required by the rating agencies, Funding may use part of the proceeds of the new start-up loan to further fund one or more of the existing reserve funds.

The new issuer and any new start-up loan provider will become party to the Funding deed of charge and will be entitled to share in the security granted by Funding for its benefit (and the benefit of the other Funding secured creditors) under the Funding deed of charge. In addition, the liabilities owed to the Funding liquidity facility provider and the Funding swap provider which are secured by the Funding deed of charge may increase each time that Funding enters into a new intercompany loan agreement. This could ultimately cause a reduction in the payments noteholders receive on their Issuer Notes.

The other issuers, the Funding swap provider and the other start-up loan providers already share in the security granted by Funding to the Issuer, which may adversely affect payments on the Issuer Notes

Funding has entered into the other intercompany loan agreements and it also entered into eight start-up loan agreements with the start-up loan provider and the security trustee. Funding used part of the proceeds of these start-up loans to fund the first reserve fund.

The other issuers and the start-up loan provider are party to the Funding deed of charge and are entitled to share in the security granted by Funding for the benefit of the Funding secured creditors (including the Issuer under the Funding deed of charge). In addtion, the liabilities owed to the Funding liquidity facility provider and the Funding swap provider which are secured by the Funding deed of charge may increase each time that Funding enters into a new intercompany loan agreement. These factors could ultimately cause a reduction in the payments noteholders receive on their Issuer Notes.

There may be conflicts between the Issuer, the other issuers and any new issuers, and the Issuer’s interests may not prevail which may adversely affect payments on the Issuer Notes

The security trustee will exercise its rights under the Funding deed of charge only in accordance with directions given by the issuers (which could be one or more of the Issuer, the other issuers and, if Funding enters into new intercompany loans, any new issuer) that have the highest-ranking outstanding term advances, provided that the security trustee is indemnified to its satisfaction.

If the security trustee receives conflicting directions, it will follow the directions given by the relevant issuers representing the largest principal amount outstanding of relevant term advances. If the Issuer is not in the group representing that largest principal amount, then its interests may not prevail. This could ultimately cause a reduction in the payments noteholders receive on their Issuer Notes.

As new loans are assigned to Trustees, the characteristics of the trust property may change from those existing at the closing date, and those changes may adversely affect payments on the Issuer Notes

There is no guarantee that any new loans assigned to Trustees will have the same characteristics as the loans in the portfolio as at the closing date. In particular, new loans may have different payment characteristics than the loans in the portfolio as at the closing date. The ultimate effect of this could be to delay or reduce the payments noteholders receive on the Issuer Notes. However, new loans will be required to meet certain criteria. These criteria may be modified after the closing date and noteholders’ consent to such modifications will not be obtained provided that the security trustee is satisfied that the then current ratings of the Issuer Notes will not be adversely affected by the proposed modifications.

The yield to maturity of the Issuer Notes may be adversely affected by prepayments or redemptions on the loans

The yield to maturity of the Issuer Notes of each class will depend mostly on (a) the amount and timing of payment of principal on the loans and (b) the price paid by the noteholders of each class of Issuer Notes. The yield to maturity of the Issuer Notes of each class may be adversely affected by a higher or lower than anticipated rate of prepayments on the loans.

No assurance can be given that Funding will accumulate sufficient funds during the cash accumulation periods or receive sufficient funds from its share in Trustees on a single interest payment date relating to the issuer term AAA advances to enable it to repay such issuer term advances to the Issuer so that the corresponding classes of the Issuer Notes will be redeemed in their entirety on their scheduled redemption dates.

During any relevant cash accumulation period for any relevant term AAA advance, no repayments of principal will be made on the issuer term AA advances or the issuer term A advances. This means that there will be no corresponding repayments of principal on the class B Issuer Notes or the class M Issuer Notes.

The extent to which sufficient funds are saved by Funding during a cash accumulation period or a scheduled amortisation period or received by it from its share in the mortgages trust on a scheduled repayment date will depend on whether the actual principal prepayment rate of the loans is the same as the assumed principal prepayment rate. If Funding is not able to save enough money during a cash accumulation period or a scheduled amortisation period, or does not receive enough money from its share in the mortgages trust on a scheduled repayment date, to repay the relevant issuer term AAA advance (and if it is unable to make a drawing on the Funding liquidity facility or the first reserve fund to make good the shortfall) so that the Issuer can redeem the class A Issuer Notes of the corresponding series on their respective scheduled redemption date(s), then Funding will be required to pay to the Issuer on those scheduled redemption dates only the amount that it has actually saved or received. Any shortfall will be deferred and paid on subsequent interest payment dates when Funding has money available to make the payment. In these circumstances, unless the Issuer is able to make a drawing on the issuer liquidity facility, there will be a variation in the yield to maturity of the relevant class of Issuer Notes.

The Issuer’s ability to redeem the class A Issuer Notes in full on their scheduled redemption dates is affected by the rate of prepayment on the loans

The rate of prepayment of loans is influenced by a wide variety of economic, social and other factors, including prevailing mortgage market interest rates, the availability of alternative financing programs, local and regional economic conditions and homeowner mobility. For instance, prepayments on the loans may be due to borrowers refinancing their loans and sales of properties by borrowers (either voluntarily or as a result of enforcement action taken). In addition, if the seller is required to repurchase a loan or loans under a mortgage account and their related security because, for example, one of the loans does not comply with the loan warranties in the mortgage sale agreement, then the payment received by Trustees will have the same effect as a prepayment of all of the loans under the mortgage account. Because these factors are not within its control or the control of Funding or Trustees, the Issuer cannot give any assurances as to the level of prepayments that the portfolio may experience.

Variation in the rate of prepayments of principal on the loans may affect each class of Issuer Notes differently depending upon amounts already repaid by Funding to the Issuer under the issuer intercompany loan and whether a trigger event has occurred, or a loan is subject to a product switch or a further advance or the security granted by the Issuer under the Issuer deed of charge has been enforced. If prepayments on the loans occur less frequently than anticipated, then there may not be sufficient funds available to redeem the class A Issuer Notes in full on their respective scheduled redemption dates.

The seller may change the lending criteria relating to loans which are subsequently assigned to Trustees which could affect the characteristics of the trust property and which may adversely affect payments on the Issuer Notes

Each of the loans was originated in accordance with the seller’s lending criteria at the time of origination. These lending criteria consider a variety of factors such as a potential borrower’s credit history, employment history and status and repayment ability, as well as the value of the property to be mortgaged. In the event of the assignment of any new loans and new related security to Trustees, the seller will warrant that those new loans and new related security were originated in accordance with the seller’s lending criteria at the time of their origination. However, the seller retains the right to revise its lending criteria as determined from time to time, and so the lending criteria applicable to any loan at the time of its origination may not be or have been the same as those when other loans were originated. If new loans that have been originated under revised lending criteria are assigned to Trustees, the characteristics of the trust property could change. This could lead to a delay or a reduction in the payments received on the Issuer Notes.

The seller has introduced new procedures relating to investigations and searches for remortgages which could affect the characteristics of the trust property and which may adversely affect payments on the Issuer Notes

The seller no longer requires a solicitor or licensed or qualified conveyancer to conduct a full investigation of the title to a property in all cases. Where the borrower is remortgaging there will be a more limited form of investigation of title for properties located in England and Wales and confirming such other matters as are required by a reasonable, prudent mortgage lender. Properties which have undergone such a limited investigation may be subject to matters which would have been revealed by a full investigation of title and which may have been remedied or, if incapable of remedy, may have resulted in the properties not being accepted as security for a loan had such matters been revealed. The introduction of loans secured by such properties into the trust property could result in a change of the characteristics of the trust property. This could lead to a delay or a reduction in the payments received on the Issuer Notes.

The timing and amount of payments on the loans could be affected by various factors which may adversely affect payments on the Issuer Notes

The loans are affected by credit, liquidity and interest rate risks. Various factors influence mortgage delinquency rates, prepayment rates, repossession frequency and the ultimate payment of interest and principal, such as changes in the national or international economic climate, regional economic or housing conditions, changes in tax laws, interest rates, inflation, the availability of financing, yields on alternative investments, political developments and government policies. Other factors in borrowers’ individual, personal or financial circumstances may affect the ability of borrowers to repay loans. Loss of earnings, illness, divorce and other similar factors may lead to an increase in delinquencies by and bankruptcies of borrowers, and could ultimately have an adverse impact on the ability of borrowers to repay loans.

In addition, the ability of a borrower to sell a property given as security for a loan at a price sufficient to repay the amounts outstanding under the loan will depend upon a number of factors, including the availability of buyers for that property, the value of that property and property values in general at the time.

The principal source of income for repayment of the Issuer Notes by the Issuer is the issuer intercompany loan. The principal source of income for repayment by Funding of the issuer intercompany loan is its interest in the loans held on trust by Trustees for Funding and the seller. If the timing and payment of the loans is adversely affected by any of the risks described above, the payments on the Issuer Notes could be reduced or delayed.

The occurrence of trigger events and enforcement of the Issuer security may adversely affect the timing of the scheduled redemption of the class A Issuer Notes

If no trigger event has occurred and the Issuer security has not been enforced, then payments of principal will not occur on the class A Issuer Notes of each series before their respective scheduled redemption dates.

If a trigger event occurs or the Issuer security is enforced prior to the scheduled redemption dates for the class A Issuer Notes of each series, then the relevant classes of Issuer Notes outstanding will not be repaid on their scheduled redemption dates but will be repaid on each interest payment date from monies received from Funding on the issuer term AAA advances of the corresponding series as described in the following three risk factors.

If an asset trigger event occurs, the class A notes will not be repaid on their scheduled redemption dates

When an asset trigger event has occurred, Trustees will distribute principal receipts on the loans to Funding and the seller proportionally and equally based on their percentage shares of the trust property (that is, the Funding share percentage and the seller share percentage). When an asset trigger event has occurred, Funding will repay:

first, the issuer term AAA advances and the other term AAA advances of each series proportionally and equally, until all of those term AAA term advances are fully repaid;

then, the issuer term AA advances and the other term AA advances of each series proportionally and equally, until all of those term AA term advances are fully repaid;

then, the issuer term A advances of each series proportionally and equally, until all of those term A term advances are fully repaid; and

then, the other term BBB advances of each series proportionally and equally, until all of those other term BBB term advances are fully repaid.

This order of priority of payments may change if Funding enters into new intercompany loan agreements. If an asset trigger event occurs, certain class A Issuer Notes then outstanding may not be repaid on their scheduled redemption dates, and there is also a risk that they will not be repaid by their final maturity dates.

If a non-asset trigger event occurs, the class A Issuer Notes then outstanding will not be repaid on their scheduled redemption dates

If a non-asset trigger event has occurred, Trustees will distribute all principal receipts to Funding until the Funding share percentage of the trust property is zero. When a non-asset trigger event has occurred, Funding will repay:

first, the series 1 term AAA advance made by Holmes Financing (No. 8) PLC until that series 1 term AAA advance is fully repaid;

then, the series 2 term AAA advances made by Holmes Financing (No. 5) PLC until all of those term AAA advances are fully repaid;

then, the series 2 term AAA advance made by Holmes Financing (No. 3) PLC until that series 2 term AAA advance is fully repaid;

then, the series 2 term AAA advance made by Holmes Financing (No. 1) PLC until that series 2 term AAA advance is fully repaid;

then, the series 2 term AAA advance made by the Issuer until that series 2 term AAA advance is fully repaid;

then, the series 2 term AAA advance made by Holmes Financing (No. 8) PLC until that series 2 term AAA advance is fully repaid;

then, the series 2 term AAA advance made by Holmes Financing (No. 6) PLC until that series 2 term AAA advance is fully repaid;

then, the series 2 term AAA advance made by Holmes Financing (No. 4) PLC until that series 2 term AAA advance is fully repaid;

then, the series 3A1 term AAA advance made by Holmes Financing (No. 5) PLC until that series 3A1 term AAA advance is fully repaid;

then, in no order of priority between them but in proportion to the respective amounts due, the series 3 term AAA advance and the series 4 term AAA advances made by Holmes Financing (No. 6) PLC and the series 4 term AAA advance made by Holmes Financing (No. 4) PLC, until all of those term AAA advances are fully repaid;

then, the series 3 term AAA advances made by Holmes Financing (No. 1) PLC until those series 3 term AAA advances are fully repaid;

then, the series 4 term AAA advance made by Holmes Financing (No. 1) PLC until that series 4 term AAA advance is fully repaid;

then, the series 1 term AAA advance made by Holmes Financing (No. 4) PLC until that series 1 term AAA advance is fully repaid;

then, the series 2 term AAA advance made by Holmes Financing (No. 2) PLC until that series 2 term AAA advance is fully repaid;

then, the series 3 term AAA advance made by Holmes Financing (No. 8) PLC until that series 3 term AAA advance is fully repaid;

then, the series 3 term AAA advance made by the Issuer until that series 3 term AAA advance is fully repaid;

then, the series 3 term AAA advance made by Holmes Financing (No. 2) PLC until that series 3 term AAA advance is fully repaid;

then, in no order of priority between them but in proportion to the respective amounts due, the series 4 term AAA advance made by Holmes Financing (No. 2) PLC, the series 3 term AAA advance made by Holmes Financing (No. 3) PLC, the series 3 term AAA advances made by Holmes Financing (No. 4) PLC, the series 3A2 term AAA advance made by Holmes Financing (No. 5) PLC, the series 5 term AAA advance made by Holmes Financing (No. 6) PLC, the series 4 term AAA advances made by the Issuer and the series 4 term AAA advances made by Holmes Financing (No. 8) PLC, until all of those term AAA advances are fully repaid;

then, the issuer term AA advances and the other term AA advances, in no order of priority between them but in proportion to the respective amounts due, until all of those term AA advances are fully repaid;

then, the issuer term A advances in no order of priority between them but in proportion to the respective amounts due, until all of those term A advances are fully repaid; and

finally, the other term BBB advances, in no order of priority between them but in proportion to the respective amounts due, until all of those other term BBB advances are fully repaid.

This order of priority of payments will change if Funding enters into new intercompany loan agreements. If a non-asset trigger event occurs, the class A Issuer Notes of each series will not be repaid on their scheduled redemption dates.

If the issuer security is enforced, the class A Issuer Notes then outstanding will not be repaid on their scheduled redemption dates

If the Issuer security is enforced, then Trustees will distribute funds as required under the terms of the transaction agreements. In these circumstances, any class A Issuer Notes then outstanding will not be repaid on their scheduled redemption dates and there is also a risk that those class A Issuer Notes may not be repaid by their final maturity dates.

Loans subject to product switches and further advances will be repurchased by the seller from Trustees, which will affect the prepayment rate of the loans, and this may affect the yield to maturity of the Issuer Notes

If a loan is subject to a product switch or a further advance, then the seller will be required to repurchase the loan or loans under the relevant mortgage account and their related security from Trustees at a price equal to the outstanding principal balance of those loans together with any arrears of interest and accrued and unpaid interest and expenses to the date of purchase.

A loan will be subject to a product switch if the borrower and the seller agree on or the servicer offers a variation in the financial terms and conditions applicable to the relevant borrower’s loan, other than:

•	any variation agreed with a borrower to control or manage arrears on the loan;

•	any variation in the maturity date of the loan unless any loan outstanding is extended beyond 2038;

•	any variation imposed by statute;

•	any variation of the rate of interest payable in respect of the loan where that rate is offered to the borrowers of more than 10 per cent. by outstanding principal amount of loans comprised in the trust property in any interest period; or

•	any variation in the frequency with which the interest payable in respect of the loan is applied.

A loan will be subject to a further advance if an existing borrower requests a further amount to be lent to him or her under the mortgage in circumstances where the seller has a discretion to, and does, grant that request. A drawing under a flexible loan will not constitute a further advance.

The yield to maturity of the Issuer Notes may be affected by the repurchase of loans subject to product switches and further advances.

Ratings assigned to the Issuer Notes may be lowered or withdrawn after noteholders purchase the Issuer Notes, which may lower the market value of the Issuer Notes

The ratings assigned to each class of Issuer Notes address the likelihood of full and timely payment to noteholders of all payments of interest on each interest payment date under those classes of Issuer Notes. The ratings also address the likelihood of (in the case of Standard & Poor’s and Fitch) ”timely”, or (in the case of Moody’s) “ultimate”, payment of principal on the final maturity date of each class of Issuer Notes. Any rating agency may lower its rating or withdraw its rating if, in the sole judgment of the rating agency, the credit quality of the Issuer Notes has declined or is in question. If any rating assigned to the Issuer Notes is lowered or withdrawn, the market value of the Issuer Notes may be reduced.

A change to the ratings assigned to each class of Issuer Notes will not affect the term advance ratings assigned to each issuer term advance under the issuer intercompany loan.

Subordination of other note classes may not protect noteholders from all risk of loss

The class B Issuer Notes and class M Issuer Notes are subordinated in right of payment of interest to the class A Issuer Notes. The class M Issuer Notes are subordinated in right of payment of interest to the class B Issuer Notes.

However, as described in “The transaction has been structured in the expectation that each lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes”, the transaction has been structured in the expectation that the series 2 Issuer Notes will be repaid in full prior to the redemption of the series 3 class A Issuer Notes.

There is no assurance that these subordination rules will protect the holders of class A Issuer Notes from all risk of loss or the holders of class B Issuer Notes from all risk of loss.

Principal payments on the class B Issuer Notes and the class M Issuer Notes will be deferred in some circumstances

Principal repayments on the issuer term AA advances and/or the issuer term A advances will be deferred in the following circumstances:

•	if a principal loss has been recorded on the principal deficiency ledger in respect of any term AA advances or any term A advances; or

•	if the first reserve fund has been debited on or prior to the relevant interest payment date for the purposes of curing a principal deficiency in respect of any term AA advances or any term A advances and the first reserve fund has not been replenished by a corresponding amount on the relevant interest payment date; or

•	if, as at the relevant interest payment date, the total outstanding principal balance of loans in the mortgages trust, in respect of which the aggregate amount in arrear is more than three times the monthly payment then due, is more than five per cent. of the total outstanding principal balance of loans in the mortgages trust.

In these circumstances, the issuer term A advances and, as applicable, the issuer term AA advances will not be entitled to principal repayments: (i) until the relevant circumstance as described in this risk factor has been remedied (if ever); or (ii) during such times that there are any term AAA advances outstanding.

This means that payments of principal on the class M Issuer Notes of all series and, as applicable, the class B Issuer Notes of all series, will be deferred until the earlier of the time when the relevant circumstance described in this risk factor has been remedied (if ever), the date on which the term AAA advances are repaid in full and the maturity date of the relevant Issuer Notes.

Series 2 Issuer Notes and series 3 class A Issuer Notes may be subject to risk if the trust property deteriorates

If the loans comprising the trust property do not perform as expected, then the series 2 Issuer Notes and/or the series 3 class A Issuer Notes may not be repaid in full.

If the Issuer fails to make timely payments of amounts due under an issuer dollar currency swap, then noteholders may be subject to exchange rate risks on the series 2 Issuer Notes and the series 3 class A Issuer Notes

Investors will pay for the series 2 Issuer Notes and the series 3 class A Issuer Notes in US dollars, but the issuer term advances to be made by the Issuer to Funding and repayments of principal and payments of interest by Funding to the Issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, on the closing date the Issuer will enter into the issuer dollar currency swaps for the series 2 class A Issuer Notes and the series 3 class A Issuer Notes with the issuer dollar currency swap providers.

If the Issuer fails to make timely payments of amounts due under an issuer dollar currency swap, then the Issuer will have defaulted under that issuer currency swap. The issuer dollar currency swap providers are obliged only to make payments under the issuer dollar currency swaps as long as the Issuer make payments under them. If the issuer dollar currency swap providers are not obliged to make payments, or if an issuer dollar currency swap provider defaults in its obligations to make payments, of amounts in US dollars equal to the full amount to be paid by that issuer dollar currency swap provider on the payment dates under the relevant issuer dollar currency swap (which are the same dates as the interest payment dates), the Issuer will be exposed to changes in US dollar/sterling currency exchange rates and in the associated interest rates on these currencies. Unless a replacement issuer dollar currency swap is entered into, the Issuer may have insufficient funds to make payments due on the Issuer Notes of any class and any series.

If the mortgages trustee GIC provider or the Funding GIC provider ceases to satisfy certain criteria to provide the mortgages trustee GIC account or the Funding GIC account may need to be transferred to another entity which does satisfy that criteria

The mortgages trustee GIC provider and the Funding GIC provider are required to satisfy certain criteria (including certain criteria and/or permissions set or required by the Financial Services Authority from time to time) in order to continue to receive deposits in the mortgages trustee GIC account and the Funding GIC account respectively. If either the mortgages trustee GIC provider or the Funding GIC provider ceases to satisfy that criteria, then the relevant account may need to be transferred to another entity which does satisfy that criteria. In these circumstances the new GIC provider may not offer a GIC on terms as favourable as those provided by the mortgages trustee GIC provider or the Funding GIC provider.

The criteria referred to above include a requirement that the short-term, unguaranteed and unsecured ratings ascribed to the mortgages trustee GIC provider or, as the case may be, the Funding GIC provider are at least A-1+ (or in the circumstances described below, A-1) by Standard & Poor’s, F1+ by Fitch and P-1 by Moody’s. If the relevant deposit amount is less than 30 per cent. of the amount of the Funding share of the trust property, then the short-term, unguaranteed and unsecured rating required to be ascribed by Standard & Poor’s to the mortgages trustee GIC provider, or as the case may be the Funding GIC provider, shall be at least A-1.

Termination payments on the issuer swaps may adversely affect the funds available to make payments on the Issuer Notes

If any of the issuer swaps terminates, the Issuer may as a result be obliged to pay a termination payment to the relevant issuer swap provider. The amount of the termination payment will be based on the cost of entering into a replacement issuer swap. Under the Intercompany Loan Agreement, Funding will be required to pay the Issuer an amount equal to any termination payment due from the Issuer to the relevant issuer swap provider. Funding will also be obliged to pay the Issuer any extra amounts which the Issuer may be required to pay to enter into a replacement swap.

The Issuer and Funding cannot give noteholders any assurance that Funding will have the funds available to make that payment or that the Issuer will have sufficient funds available to make any termination payment under any of its issuer swaps or to make payments to noteholders in respect of the relevant series and class of Issuer Notes. Nor can the Issuer give noteholders any assurance that it will be able to enter into a replacement swap, or if one is entered into, that the credit rating of the replacement issuer swap provider will be sufficiently high to prevent a downgrading of the then current ratings of the Issuer Notes by the rating agencies.

Except where the relevant issuer swap provider has caused the relevant issuer swap to terminate by its own default or following a downgrade termination event, any termination payment due from the Issuer will rank equally not only with payments due to the holders of the series and class of Issuer Notes to which the relevant swap relates but also with payments due to the holders of any other series and class of Issuer Notes which rank equally with the series and class of Issuer Notes to which the relevant swap relates. Any additional amounts required to be paid by the Issuer following termination of the relevant issuer swap (including any extra costs incurred if the Issuer cannot immediately enter into a replacement swap) will also rank equally not only with payments due to the holders of the series and class of Issuer Notes to which the relevant issuer swap relates but also with payments due to the holder of any other series and class of Issuer Notes which rank equally with the series and class of Issuer Notes to which the relevant issuer swap relates. Furthermore, any termination payment or additional payment or additional amounts required to be paid by the Issuer following termination of an issuer swap will rank ahead of payments due to the holders of any series and class of Issuer Notes which ranks below the series and class of Issuer Notes to which the relevant issuer swap relates. Therefore, if the Issuer is obliged to make a termination payment to the relevant issuer swap provider, or to pay any other additional amount as a result of the termination of the relevant issuer swap, this may affect the funds which the Issuer has available to make payments on the Issuer Notes of any class and any series.

Payments by Funding to third parties in relation to the other issuers may affect payments due to the Issuer and accordingly its ability to make payments on the Issuer Notes

Under the other intercompany loan agreements, Funding is required to make payments to the other issuers in respect of the other issuers’ obligations to make payments to their respective own security trustee, note trustee, agent bank, paying agents, liquidity facility provider, cash manager, corporate services provider and account bank and to other third parties to whom the other issuers owe money. These payments rank in priority to amounts due by Funding to the Issuer on the issuer term advances.

Funding’s obligations to make the payments described above to the other issuers may affect Funding’s ability to make payments to the Issuer under the issuer intercompany loan. This in turn may affect its ability to make payments on the Issuer Notes.

The Issuer relies on third parties and noteholders may be adversely affected if they fail to perform their obligations

The Issuer is a party to contracts with a number of other third parties that have agreed to perform services in relation to the Issuer Notes. For example, the issuer liquidity facility provider has agreed to provide it with the issuer liquidity facility and the issuer dollar currency swap providers, the issuer Swiss franc currency swap providers and the issuer euro currency swap provider have agreed to provide their swaps, the corporate services provider has agreed to provide corporate services and the paying agents and the agent bank have agreed to provide payment and calculation services in connection with the Issuer Notes. In the event that any of these parties were to fail to perform their obligations under the respective agreements to which they are a party, noteholders may be adversely affected.

The Issuer may be unable to pay, in full or at all, interest due on the Issuer Notes if there is an income or principal deficiency

If, on any interest payment date, revenue receipts available to Funding (including the reserve funds) are insufficient to enable Funding to pay interest on any of the other term advances, issuer term advances and any new term advances and other expenses of Funding ranking higher in seniority to interest due on such term advances, then Funding may use principal receipts on the loans received by it in the mortgages trust to make up the shortfall.

Funding will use principal receipts that would have been applied to repay the term advances with the lowest term advance rating to pay interest on those other term advances and senior expenses described in the preceding paragraph where there is a shortfall of monies to pay those amounts. At the closing date, the relevant term advances with the lowest term advance rating include the issuer term A advances. As a result of using principal to repay interest and senior expenses in this manner, there will be less principal available to repay the issuer term A advances.

Funding will be obliged to keep a ledger that records any principal applied to pay interest and senior expenses. When the amount recorded on the ledger is equal to the principal amount outstanding of the term A advances, then Funding will use principal receipts that would have been applied to repay the term advance with the next lowest ranking term advance rating to pay interest on the term advances and senior expenses where there is a shortfall of money to pay those amounts. At the closing date, the term advances with the next lowest term advance rating include the issuer term AA advances. When the amount recorded on the principal deficiency ledger exceeds the principal amount outstanding on the term AA advances, Funding will use principal receipts that would have been applied to repay the term AAA advances to pay those amounts.

During the term of the transaction, however, it is expected that any principal deficiencies will be recouped from subsequent excess revenue receipts and amounts standing to the credit of the first reserve fund. The revenue receipts and the first reserve fund monies will be applied first to cover any principal deficiency in respect of the term advances with the highest term advance rating (at the closing date, these include the issuer term AAA advances), and then the term advances with the next highest ranking term advance rating (at the closing date, these include the issuer term AA advances), and so on down to the term advances with the lowest term advance rating.

If there are insufficient funds available because of such income or principal deficiencies, then one or more of the following consequences may occur:

•	the interest and other net income of Funding may not be sufficient, after making the payments to be made in priority, to pay, in full or at all, interest due on the issuer term A advances and the issuer term AA advances;

•	there may be insufficient funds to repay any of the issuer term A advances and the issuer term AA advances prior to their final repayment dates unless the other net income of Funding is sufficient, after making other prior ranking payments, to reduce any principal deficiency in respect of the term A advances and term AA advances;

•	if the amount of principal deficiencies exceeds the principal amount outstanding of any of the term advances (and the principal deficiencies cannot be covered by the other income of Funding), then the Issuer may not receive the full principal amount of any or all of the issuer term advances and, accordingly, noteholders may not receive the full face value of the class M Issuer Notes, the class B Issuer Notes and the class A Issuer Notes, as the case may be; and/or

•	the Issuer may be unable to pay, in full or at all, interest due on Issuer Notes.

The seller share of the trust property does not provide credit enhancement for the Issuer Notes

Any losses from loans included in the trust property will be allocated proportionately between Funding and the seller on each distribution date depending on their respective shares of the trust property. The seller’s share of the trust property does not provide credit enhancement for the Funding share of the trust property.

The Issuer will only have recourse to the seller if there is a breach of warranty by the seller, but otherwise the seller’s assets will not be available to the Issuer as a source of funds to make payments on the Issuer Notes

After an issuer intercompany loan enforcement notice under the issuer intercompany loan is given, the security trustee may sell the Funding share of the trust property. There is no assurance that a buyer would be found or that such a sale would realize enough money to repay amounts due and payable under the Intercompany Loan Agreement.

The Issuer, Funding and Trustees will not have any recourse to the seller of the loans, other than in respect of a breach of warranty or other obligation under the mortgage sale agreement. The Issuer, Trustees, Funding and the security trustee will not undertake any investigations, searches or other actions on any loan or its related security and the Issuer and each of them will rely instead on the warranties given in the mortgage sale agreement by the seller.

If any of the warranties made by the seller (i) in the case of each loan in the portfolio, was materially untrue on the date such loan was assigned to Trustees or (ii) in the case of each new loan, is materially untrue on the date such new loan is assigned to Trustees, then the seller may be required by Trustees to remedy the breach within twenty days of the seller becoming aware of the same or of receipt by it of a notice from Trustees.

If the seller fails to remedy the breach within twenty days, then Trustees may require the seller to repurchase the loan or loans under the relevant mortgage account and their related security together with any arrears of interest and accrued and unpaid interest and expenses. There can be no assurance that the seller will have the financial resources to repurchase the loan or loans under the relevant mortgage account and their related security. However, if the seller does not repurchase those loans and their related security when required, then the seller’s share of the trust property will be deemed to be reduced by an amount equal to the principal amount outstanding of those loans together with any arrears of interest and accrued and unpaid interest and expenses.

Other than as described here, neither noteholders nor the Issuer will have any recourse to the assets of the seller.

There can be no assurance that a borrower will repay principal at the end of the term on an interest only loan, which may adversely affect repayments on the Issuer Notes

Each loan in the current portfolio is repayable either on a principal repayment basis or an interest only basis. Of the loans in the portfolio as at February 9, 2004, approximately 38.42 per cent were interest-only loans. For interest-only loans, because the principal is repaid in a lump sum at the maturity of the loan, the borrower is recommended to have some repayment mechanism such as an investment plan in place to ensure that funds will be available to repay the principal at the end of the term. However, the seller does not take security over such repayment mechanisms. The borrower is also recommended to take out a life insurance policy in relation to the loan but, as with repayment mechanisms, the seller does not take security over such life policies.

The ability of a borrower to repay the principal on an interest-only loan at maturity depends on such borrower’s responsibility to ensure that sufficient funds are available from an investment plan or another source, such as ISAs, pension policies, personal equity plans or endowment policies, as well as the financial condition of the borrower, tax laws and general economic conditions at the time. There can be no assurance that the borrower will have the funds required to repay the principal at the end of the term. If a borrower cannot repay the loan and a loss occurs on the loan, then this may affect repayments of principal on the Issuer Notes if that loss cannot be cured by amounts standing to the credit of the first reserve fund or the application of excess Funding available revenue receipts.

There may be risks associated with the fact that Trustees has no legal title to the mortgages which may adversely affect payments on the Issuer Notes

The sale by the seller to Trustees of the mortgages has taken effect, and any such sale in the future will take effect, in equity only. This means that legal title to the loans in the trust property remains with the seller, but Trustees has all the other rights and benefits relating to ownership of each loan and its related security (which rights and benefits are subject to the trust in favour of the beneficiaries). Trustees has the right to demand the seller to give it legal title to the loans and the related security in certain circumstances and until then Trustees will not apply to the Land Registry or the Central Land Charges Registry to register or record its equitable interest in the mortgages.

Because Trustees has not obtained legal title to the loans or their related security, there are risks, as follows:

•	firstly, if the seller wrongly sold a loan to another person which has already been assigned to Trustees, and that person acted in good faith and did not have notice of the interests of Trustees or the beneficiaries in the loan, then she or he might obtain good title to the loan, free from the interests of Trustees and the beneficiaries. If this occurred then Trustees would not have good title to the affected loan and its related security and it would not be entitled to payments by a borrower in respect of such a loan. This may affect the ability of the Issuer to repay the Issuer Notes; and

•	secondly, the rights of Trustees and the beneficiaries may be subject to the rights of the borrowers against the seller, such as the rights of set-off which occur in relation to transactions or deposits made between certain borrowers and the seller and the rights of borrowers to redeem their mortgages by repaying the loan directly to the seller. If these rights were exercised, Trustees may receive less money than anticipated from the loans, which may affect the ability of the Issuer to repay the Issuer Notes.

However, if a borrower exercises any set-off rights then an amount equal to the amount set off will reduce the total amount of the seller share of the trust property only, and the minimum seller share has been sized in an amount expected to cover this risk (although there is no assurance that it will).

Once notice has been given to borrowers of the transfer of the loans and their related security to Trustees, independent set-off rights which a borrower has against the seller will crystallize and further rights of independent set-off would cease to accrue from that date and no new rights of independent set-off could be asserted following such notice. Set-off rights arising under transaction set-off (which are set-off claims arising out of a transaction connected with the loan (for example, a savings account maintained by a borrower pursuant to the terms of a flexible plus loan)) will not be affected by such notice.

Set-off risks in relation to flexible loans and delayed cashbacks may adversely affect the funds available to the Issuer to repay the Issuer Notes

The seller has made, and in the future may make, an equitable assignment of the mortgages to Trustees, with legal title being retained by the seller. Therefore, the rights of Trustees may be subject to the direct rights of the borrowers against the seller, including rights of set-off existing prior to notification to the borrowers of the assignment of the mortgages. Such set-off rights may occur if the seller fails to advance to a borrower a drawing under a flexible loan when the borrower is entitled to draw additional amounts under a flexible loan or if the seller fails to pay to a borrower any delayed cashback which the seller had agreed to pay to that borrower after completion of the relevant loan.

If the seller fails to advance the drawing or pay the delayed cashback, then the relevant borrower may set off any damages claim arising from the seller’s breach of contract against the seller’s (and, as assignee of the mortgages, Trustees’s) claim for payment of principal and/or interest under the loan as and when it becomes due. Such set-off claims will constitute transaction set-off as described in the immediately preceding risk factor.

The amount of the claim in respect of a drawing will, in many cases, be the cost to the borrower of finding an alternative source of finance: the borrower may obtain a loan elsewhere in which case the damages would be equal to any difference in the borrowing costs together with any consequential losses, namely the associated costs of obtaining alternative funds (for example, legal fees and survey fees). If the borrower is unable to obtain an alternative loan, he or she may have a claim in respect of other losses arising from the seller’s breach of contract where there are special circumstances communicated by the borrower to the seller at the time the mortgage was taken out.

In respect of a delayed cashback, the claim is likely to be in an amount equal to the amount due under the delayed cashback together with interest and expenses and consequential losses (if any).

A borrower may also attempt to set off against his or her mortgage payments an amount greater than the amount of his or her damages claim. In that case, the servicer will be entitled to take enforcement proceedings against the borrower although the period of non-payment by the borrower is likely to continue until a judgment is obtained.

The exercise of set-off rights by borrowers would reduce the incoming cashflow to Trustees during such exercise. However, the amounts set off will be applied to reduce the seller share of the trust property only. The minimum seller share has been sized in an amount expected to cover this risk, although there is no assurance that it will. If the minimum seller share is not sufficient in this respect then noteholders may not receive all amounts due on the Issuer Notes.

If the servicer is removed, there is no guarantee that a substitute servicer would be found, which could delay collection of payments on the loans and ultimately could adversely affect payments on the Issuer Notes

The seller has been appointed by Trustees and the beneficiaries as servicer to service the loans. If the servicer breaches the terms of the servicing agreement, then Trustees and the beneficiaries will be entitled to terminate the appointment of the servicer and appoint a new servicer in its place.

There can be no assurance that a substitute servicer would be found who would be willing and able to service the loans on the terms of the servicing agreement. The ability of a substitute servicer fully to perform the required services would depend, among other things, on the information, software and records available at the time of the appointment. Any delay or inability to appoint a substitute servicer may affect payments on the loans and hence its ability to make payments when due on the Issuer Notes.

The servicer has no obligation itself to advance payments that borrowers fail to make in a timely fashion.

Funding may not receive the benefit of any claims made on the buildings insurance which could adversely affect payments on the Issuer Notes

No assurance can be given that Funding will always receive the benefit of any claims made under any applicable insurance contracts. This could reduce the principal receipts received by Funding according to the Funding share percentage and could adversely affect its ability to redeem the Issuer Notes. Buildings insurance is renewed annually.

Possible regulatory changes by the Office of Fair Trading, the Financial Services Authority and any other regulatory authority may have an impact on the seller, the Issuer, the servicer, and/or the loans and may adversely affect our ability to make payments when due on the Issuer Notes

Mortgage Regulation

The UK’s Financial Services Authority regulates a wide range of financial activities under a single regime, governed by the Financial Services and Markets Act 2000, which came into effect on December 1, 2001. The regulatory regime is being extended to mortgage regulation which will come into effect on October 31, 2004.

The Financial Services and Markets Act 2000 applies to any “regulated activity”. After the date on which mortgage regulation comes into force, the following four activities: (i) entering into; (ii) in certain circumstances administering; (iii) arranging; and (iv) advising on, a “regulated mortgage contract”, will be regulated activities.

The main effect of the introduction of mortgage regulation is that each entity carrying on a regulated activity with respect to regulated mortgage contracts will ordinarily be required to hold authorisation and permission from the Financial Services Authority to carry on that activity. Generally, each financial promotion will have to be issued or approved by a person holding authorisation and permission from the Financial Services Authority. If requirements as to authorisation of the originator and brokers or as to advertising are not complied with, the regulated mortgage contract will be unenforceable against the borrower except with approval of a court.

The seller will be required to hold authorisation and permission to enter into and to administer and, where applicable, to advise on regulated mortgage contracts. Brokers (in certain circumstances) will be required to hold authorisation and permission to arrange and, where applicable, to advise on regulated mortgage contracts.

Under the terms of the regulatory regime under the UK Financial Services and Markets Act 2000, the Issuer and mortgages trustee will not carry on any regulated activity in relation to regulated mortgage contracts that are administered pursuant to an administration agreement by an entity having the required authorisation and permission. If such administration agreement terminates, however, the Issuer and mortgages trustee will have a period of not more than one month in which to arrange for mortgage administration to be carried out by a replacement administrator having the required authorisation and permission.

Consumer Credit Regulation

In the United Kingdom, the Office of Fair Trading is responsible for the issue of licences under and the superintendence of the working and the enforcement of the Consumer Credit Act 1974, related consumer credit regulations and other consumer protection legislation. The Office of Fair Trading may review businesses and operations, provide guidelines to follow and take actions when necessary with regard to the mortgage market in the United Kingdom.

Currently, a credit agreement is regulated by the Consumer Credit Act 1974 where: (a) the borrower is or includes an individual; (b) the amount of “credit” as defined in section 9 of the Consumer Credit Act 1974 does not exceed the financial limit, which is £25,000 for credit agreements made on or after May 1, 1998, or lower amounts for credit agreements made before that date; and (c) the credit agreement is not an exempt agreement under section 16 of the Consumer Credit Act 1974. In respect of flexible loans where the seller’s offer to lend is dated on or before July 2, 2002, the agreement for the available funds facility is regulated by the Consumer Credit Act 1974.

A loan that is wholly or partly regulated by the Consumer Credit Act 1974 or to be treated as such under this Act has to comply with requirements under the Consumer Credit Act 1974 as to form and content of the credit agreement. If it does not comply, then to the extent that the loan is regulated by the Consumer Credit Act 1974 or to be treated as such: (a) the loan is totally unenforceable against the borrower if the form to be signed by the borrower is not signed by the borrower or omits or mis-states any “prescribed term”; or (b) in other cases, the loan is unenforceable against the borrower without a court order and, in exercising its discretion whether to make the order, the court would take into account any prejudice suffered by the borrower and any culpability by the lender.

A court order under section 126 of the Consumer Credit Act 1974 is necessary to enforce a mortgage securing a loan to the extent that it is regulated by the Consumer Credit Act 1974 or to be treated as such under this Act. In dealing with such application, the court has the power, if it appears just to do so, to amend the loan or to impose conditions upon its performance or to make a time order (for example, giving extra time for arrears to be cleared).

Proposed EU Consumer Credit Directive

In September 2002, the European Commission published a proposal for a directive of the European Parliament and of the Council on the harmonisation of the laws, regulations and administrative provisions of the member states concerning credit for consumers and surety agreements entered into by consumers. In its original form, the proposal requires specified requirements to be met and restrictions observed in respect of certain mortgage loan products, including new credit agreements for further drawings under certain flexible mortgages and for further advances and amortisation tables for repayment mortgages. If the proposal comes into force in its original form, mortgage loans which do not comply with these requirements and restrictions may be subject to penalties, potentially including loss of interest and charges by the mortgagee coupled with continuation of the right of repayment in instalments by the borrower. Significantly, in its original form the proposal provides that it does not apply retrospectively (subject to certain exceptions including in respect of new drawings or further advances made in respect of existing agreements) and does not apply to residential mortgage loans except those which include an equity release component.

There has been significant opposition from the European Parliament to the original form of the proposed directive. In January 2004, the European Parliament published a re- drafted form of the proposed directive, which does not apply retrospectively in any respect and does not apply to any loan secured by a mortgage on land. The proposed directive may be substantially further amended before it is ultimately brought into effect. In any event, the proposal is unlikely to come into force before 2006 as the co-decision procedures of the European Parliament and of the Council, from the publication of the proposal to the coming into force of the new consumer credit directive, are likely to take at least two years, and member states would then have a further two years in which to bring national implementing legislation regulations and administrative provisions into force. The UK Department of Trade and Industry is currently in consultation with consumer and industry organisations in relation to the proposal.

As a result of the above, the form, and the effect of any ultimately implemented directive on our ability to make payments when due on the Issuer Notes, cannot be determined at this stage.

Proposed UK Consumer Credit Reform

In November 2002, the UK Department of Trade and Industry announced its intention that a credit agreement will be regulated by the Consumer Credit Act 1974 where, for credit agreements made after this change is implemented: (a) the borrower is an individual (but will not include partnerships of four or more partners); (b) irrespective of the amount of credit (although in July 2003, the UK Department of Trade and Industry announced its intention that the financial limit will remain for certain business-to-business lending); and (c) the credit agreement is not an exempt agreement. If this change is implemented, then any loan or further advance originated or varied bilaterally after this time, other than a regulated mortgage contract under the UK Financial Services and Markets Act 2000 or an exempt agreement under the Consumer Credit Act 1974, will be regulated by the Consumer Credit Act 1974. Such loan or further advance will have to comply with requirements as to form and content of the credit agreement and, if it does not comply, will be unenforceable against the borrower.

In December 2003, the UK Department of Trade and Industry published a White Paper on its review of the Consumer Credit Act 1974, accompanied by a consultation on (among other things) draft regulations on form and content of credit agreements regulated by the Consumer Credit Act 1974 that may come into force as early as 31st October, 2004.

The Financial Services Authority has announced that, to avoid dual regulation, regulated mortgage contracts under the UK Financial Services and Markets Act 2000 will not be regulated by the Consumer Credit Act 1974. This carve-out only affects mortgages entered into on or after the date on which mortgage regulation comes into force. Before the date on which mortgage regulation comes into force, the Consumer Credit Act 1974 will continue to be the relevant legislation. A court order under section 126 of the Consumer Credit Act 1974 will, however, be necessary to enforce a mortgage securing a regulated mortgage contract that would otherwise be regulated by the Consumer Credit Act 1974.

No assurance can be given that additional regulations from the Office of Fair Trading, the Financial Services Authority or any other regulatory authority will not arise with regard to the mortgage market in the United Kingdom generally, the seller’s particular sector in that market or specifically in relation to the seller. Any such action or developments may have a material adverse effect on the loans, the seller, the Issuer and/or the servicer and their respective businesses and operations. This may adversely affect our ability to make payments in full on the Issuer Notes when due.

Regulations in the United Kingdom could lead to some terms of the loans being unenforceable, which may adversely affect payments on the Issuer Notes

In the United Kingdom, the Unfair Terms in Consumer Contracts Regulations 1999, and (in so far as applicable) the Unfair Terms in Consumer Contracts Regulations 1994 (the “regulations”) apply to agreements entered into on or after July 1, 1995 and affect all of the loans. The regulations provide that:

•	a borrower may challenge a term in an agreement on the basis that it is an “unfair” term within the regulations and therefore not binding on the borrower; and

•	the Office of Fair Trading, the Financial Services Authority and any other “qualifying body” (as defined in the regulations) may seek to prevent a business from relying on unfair terms.

The regulations will not generally affect “core terms” which set out the main subject- matter of the contract, such as the borrower’s obligation to repay the principal. However, they may affect terms that are not considered to be core terms, such as the right of the lender to vary the interest rate.

For example, if a term permitting a lender to vary the interest rate (as the servicer is permitted to do) is found to be unfair, the borrower will not be liable to pay the increased rate or, to the extent that she or he has paid it, will be able, as against the lender, or any assignee such as Trustees, to claim repayment of the extra interest amounts paid or to set-off the amount of the claim against the amount owing by the borrower under the loan. Any such non-recovery, claim or set-off ultimately may adversely affect our ability to make payments on the Issuer Notes.

In August 2002, the Law Commission and the Scottish Law Commission issued a joint consultation LCCP No. 166/SLCDP 119 on proposals to rationalise the Unfair Contract Terms Act 1977 and the regulations into a single piece of legislation and a final report (incorporating a proposed Bill on unfair terms), which was expected early in 2004 but at the date of this annual report, has not yet been published. The Law Commissions have a duty under section 3 of the Law Commissions Act 1965 to keep the law under review for a number of purposes, including its simplification. The proposals are primarily to simplify the legislation on unfair terms. It is not proposed that there should be any significant increase in the extent of controls over terms in consumer contracts. Some changes are proposed, however, such as that the legislation should not affect core terms in so far as they are not substantially different from what the borrower should reasonably expect and are transparent. However, it is not obligatory for any of the Law Commission’s reports to be considered for enactment as legislation by the UK government. It is therefore too early to tell how the proposals, if enacted, would affect the loans.

Decisions of the Ombudsman could lead to terms of the loans being considered unfair and such terms being varied, which may adversely affect payments on the Issuer Notes

Under the UK Financial Services and Markets Act 2000, the Financial Ombudsman Service is empowered to make decisions on, among other things, complaints relating to the terms in agreements for the provision of financial services, including loans, on the basis of what, in the Ombudsman’s opinion, would be fair and reasonable in all circumstances of the case, taking into account, among other things, law and guidance. Such complaints are generally decided on a case by case basis by the Financial Ombudsman Service, with reference to the particular facts of any individual case. Each case is first adjudicated by an adjudicator. Either party to the case may appeal against the adjudication. In the event of an appeal, the case proceeds to a final decision by the Ombudsman.

No Financial Ombudsman Service decision against the seller has had a material adverse effect on the Issuer’s ability to make payments on the Issuer Notes. However, given the Financial Ombudsman Service’s wide jurisdiction in respect of fairness in the provision of financial services, it cannot be said with certainty what effect, if any, any future decision of the Financial Ombudsman Service may have on the Issuer’s ability to make payments on the Issuer Notes.

Tax payable by Funding or the Issuer may adversely affect the Issuer’s ability to make payments on the Issuer Notes

Funding and the Issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent, on the profit reflected in their respective profit and loss accounts as increased by the amount of any non-deductible expenses or losses. If the tax payable by Funding or the Issuer is greater than expected because, for example, non-deductible expenses or losses are greater than expected, the funds available to make payments on the Issuer Notes will be reduced and this may adversely affect the Issuer’s ability to make payments on the Issuer Notes.

European Directive 2003/48/EC on the Taxation of Savings Income may adversely affect noteholders’ interests

On June 3, 2003 the Council of the European Union adopted a Directive (2003/48/EC) regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that member states will be required, from a date not earlier than January 1, 2005, to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person within a member state’s jurisdiction to an individual in another member state, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period, unless during such period they elect otherwise (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

Payments of interest on the Issuer Notes which are made or collected through a member state or any other relevant country may be subject to withholding tax which would prevent holders of the Issuer Notes from receiving interest on their Issuer Notes in full.

Noteholders’ interests may be adversely affected if the United Kingdom joins the European Monetary Union

It is possible that prior to the maturity of the Notes, the United Kingdom may become a participating member state in the European economic and monetary union and the euro may become the lawful currency of the United Kingdom. In that event (a) all amounts payable in respect of the Issuer Notes denominated in pounds sterling may become payable in euro, (b) applicable provisions of law may require or allow us to redenominate such Issuer Notes into euro and take additional measures in respect of such Issuer Notes and (c) the introduction of the euro as the lawful currency of the United Kingdom may result in the disappearance of published or displayed rates for deposits in sterling used to determine the rates of interest on such Issuer Notes or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment which could adversely affect investors. It cannot be said with certainty what effect, if any, adoption of the euro by the United Kingdom will have on investors on the Issuer Notes.

Changes of law may adversely affect noteholders’ interests

The structure of the issue of the Issuer Notes and the ratings which are to be assigned to them are based on English law in effect as at the date of this annual report. No assurance can be given as to the impact of any possible change to English or Scottish law or administrative practice in the United Kingdom after the date of this annual report.

Insolvency Act 2000

Significant changes to the insolvency regime in England and Wales and Scotland have recently been enacted, including the Insolvency Act 2000. The Insolvency Act 2000 allows certain “small” companies to seek protection from their creditors for a period of 28 days, for the purposes of putting together a company voluntary arrangement, with the option for creditors to extend the moratorium for a further two months. A “small” company is defined as one which satisfies, in any financial year, two or more of the following criteria: (i) its turnover is not more than £5.6 million, (ii) its balance sheet total is not more than £2.8 million and (iii) the number of employees is not more than 50. Whether or not a company is a “small” company may change from period to period and consequently no assurance can be given that the Issuer, Trustees or Funding will not, at any given time, be determined to be a “small” company. The Secretary of State for Trade and Industry may by regulation modify the eligibility requirements for “small” companies and has the power to make different provisions for different cases. No assurance can be given that any such modification or different provisions will not be detrimental to the interests of noteholders.

Secondary legislation has now been enacted which excludes certain special purpose companies in relation to capital markets transactions from the optional moratorium provisions. Such exceptions include (amongst other matters): (i) a company which is a party to an agreement which is or forms part of a capital market arrangement (as defined in the secondary legislation) under which (a) a party has incurred or when the agreement was entered into was expected to incur a debt of at least £10 million under the arrangement and (b) the arrangement involves the issue of a capital market investment (also defined, but generally, a rated, listed or traded bond) and (ii) a company which has incurred a liability (including a present, future or contingent liability) of at least £10 million. While the Issuer, Trustees and Funding should fall within the exceptions, there is no guidance as to how the legislation will be interpreted by a court and the Secretary of State for Trade and Industry may by regulation modify the exception. No assurance may be given that any modification of the eligibility requirements for “small” companies and/or the exceptions will not be detrimental to the interests of noteholders.

If the Issuer and/or Trustees and/or Funding is determined to be a “small” company and determined not to fall within one of the exceptions (by reason of modification of the exceptions or otherwise), then the enforcement of the Issuer security by the security trustee may, for a period, be prohibited by the imposition of a moratorium.

Enterprise Act 2002

On September 15, 2003, the corporate insolvency provisions of the Enterprise Act 2002 (the “Enterprise Act”) came into force, amending certain provisions of the Insolvency Act 1986 as amended (the “Insolvency Act”). These provisions introduced significant reforms to corporate insolvency law. In particular the reforms restrict the right of the holder of a floating charge created after 15th September, 2003 to appoint an administrative receiver (unless an exception applies) and instead gives primacy to collective insolvency procedures (in particular, administration).

The holder of a floating charge created before September 15, 2003 over the whole or substantially the whole of the assets of a company (such as the security trustee under the Funding deed of charge) retains the ability to block the appointment of an administrator by appointing an administrative receiver, who has a duty to primarily act in the interests of the floating charge holder.

The Insolvency Act contains provisions which continue to allow for the appointment of an administrative receiver in relation to certain transactions in the capital markets. The right to appoint an administrative receiver is retained for certain types of security (such as the Issuer security) that form part of a capital markets arrangement (as defined in the Insolvency Act) that involves (i) indebtedness of at least £50,000,000 (or, when the relevant security document was entered into (being in respect of the transactions described in this annual report, the Issuer deed of charge), a party to the relevant transaction (such as the Issuer) was expected to incur a debt of at least £50,000,000) and (ii) the issue of a capital markets investment (also defined but generally a rated, listed or traded bond). The Secretary of State for Trade and Industry may, by secondary legislation, modify this exception and/or provide that the exception shall cease to have effect. No assurance can be given that any such modification or provision in respect of the capital market exception, or its ceasing to be applicable to the transactions described in this document will not adversely affect payments on the Issuer Notes. While the Issuer security should fall within the relevant exception, as the provisions of the Enterprise Act have never been considered judicially, no assurance can be given as to whether the Enterprise Act could have a detrimental effect on the transaction described in this annual report or on the interests of noteholders.

The Insolvency Act also contains a new out-of-court route into administration for a qualifying floating charge holder, the directors or the company itself. The relevant provisions provide for a notice period during which the holder of the floating charge can either agree to the administrator proposed by the directors of the company or appoint an alternative administrator, although the moratorium will take effect immediately after notice is given. If the qualifying floating charge holder does not respond to the directors’ notice of intention to appoint, the directors’, or as the case may be, the company’s appointee will automatically take office after the notice period has elapsed. Where the holder of a qualifying floating charge within the context of a capital market transaction retains the power to appoint an administrative receiver, such holder may prevent the appointment of an administrator (either by the new out-of-court route or by the court based procedure), by appointing an administrative receiver prior to the appointment of the administrator being completed.

The new provisions of the Insolvency Act give primary emphasis to the rescue of the company as a going concern. The purpose of realising property to make a distribution to one or more secured creditors is subordinated to the primary purposes of rescuing the company as a going concern or achieving a better result for the creditors as a whole than would be likely if the company were wound up. No assurance can be given that the primary purposes of the new provisions will not conflict with the interests of noteholders were the Issuer ever subject to administration.

In addition to the introduction of a prohibition on the appointment of an administrative receiver as set out above, section 176A of the Insolvency Act provides that in relation to floating charges created after September 15, 2003 any receiver (including an administrative receiver), liquidator or administrator of a company is required to make a “prescribed part” of the company’s “net property” available for the satisfaction of unsecured debts in priority to the claims of the floating charge holder. The company’s “net property” is defined as the amount of the chargor’s property which would be available for satisfaction of debts due to the holder(s) of any debentures secured by a floating charge and so refers to any floating charge realisations less any amounts payable to the preferential creditors or in respect of the fees or expenses of administration. The “prescribed part” is defined in The Insolvency Act 1986 (Prescribed Part) Order 2003 (SI 2003/2097) to be an amount equal to 50 per cent. of the first £10,000 of floating charge realisations plus 20 per cent. of the floating charge realisations thereafter, provided that such amount may not exceed £600,000.

This obligation does not apply if the net property is less than a prescribed minimum and the relevant officeholder is of the view that the cost of making a distribution to unsecured creditors would be disproportionate to the benefits. The relevant officeholder may also apply to court for an order that the provisions of section 176A of the Insolvency Act should not apply on the basis that the cost of making a distribution would be disproportionate to the benefits.

Floating charge realisations upon the enforcement of the Issuer security may be reduced by the operation of the “ring fencing” provisions described above.

Proposed changes to the Basel Capital Accord and the risk-weighted asset framework may result in changes to the risk-weighting of the Issuer Notes

The Basel Committee on Banking Supervision has issued proposals for reform of the 1988 Capital Accord and has proposed a framework which places enhanced emphasis on market discipline and sensitivity to risk. The third consultative paper on the New Basel Capital Accord was issued on 29th April, 2003, with the consultation period ending on 31st July, 2003. The Basel Committee on Banking Supervision intends to finalise the New Basel Capital Accord by no later than the middle of 2004, allowing for implementation of the new framework by the end of 2006. If implemented in their current form, the proposals could, amongst other things, affect the risk weighting of the Issuer Notes if the noteholder is subject to the new framework following the implementation of the New Basel Capital Accord. Consequently, noteholders should consult therir own advisers as to the consequences to, and effect on, any noteholder of the proposed implementation of the New Basel Capital Accord.

Item 4. Information on the Company

A. History and Development of the Company

Not applicable.

B. Business Overview

Not applicable.

C. Organizational Structure

Not applicable.

D. Property, Plant and Equipment

The property of the Issuer consists solely of its right to receive payments of interest and principal from Funding on the various Term Advances made under the Intercompany Loan Agreement. The property of Funding consists of its interest in the trust property held by Trustees together with amounts available under two reserve funds and its right to receive certain payments of principal and interest from the trust property controlled by Trustees. The trust property includes the loans in the portfolio at the closing date or which have subsequently been assigned to Trustees thereafter (including any new drawings under flexible loans) and their related security and any income generated by the loans or their related security. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller. The trust property also includes any money in the mortgages trustee guaranteed investment contract (or GIC) account and in any other bank account or bank accounts held by Trustees (as agreed by Trustees, Funding, the seller and the security trustee) from time to time, called the alternative accounts. The mortgages trustee GIC account is the bank account in which Trustees holds any cash that is part of the trust property until it is distributed to the beneficiaries. The alternative accounts are accounts into which payments by some mortgage borrowers are paid initially.

The officers’ certificate of compliance of the Issuer, executed by two directors of the Issuer are filed as Exhibit 10.13 to this Annual Report on Form 20-F. The certificate of compliance contains a statement that during the period from November 8, 2001 to April 30, 2004, to the best of the knowledge and belief of the signatories, the Issuer has complied with all its obligations contained in the Issuer Trust Deed and each of the Transaction Documents (as defined in the Issuer Trust Deed) to which it is a party. It also contains a statement that as at April 30, 2004, there did not exist and had not existed since November 8, 2001, any Note Event of Default (as defined in the Issuer Trust Deed).

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Not applicable.

B. Liquidity and Capital Resources

Not applicable.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Not applicable.

E. Off-Balance Sheet Arrangements

Not applicable.

F. Tabular Disclosure of Contractual Obligations

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following sets out the names, business addresses and business occupations of the directors of the Issuer, Funding and Trustees. Because each of the Issuer, Funding and Trustees is organized as a special purpose company and will be largely passive, it is expected that the directors of each entity in that capacity will manage its operations to the extent necessary.

Issuer

Name	Business Address	Business Occupation
Martin McDermott	SPV Management Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Executive Director of SPV Management Limited

SPV Management Limited	SPV Management Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Management of special purpose companies

David Green	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN	Finance Director Banking Entities

Funding

Name	Business Address	Business Occupation
Martin McDermott	SPV Management Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Executive Director of SPV Management Limited

SPV Management Limited	SPV Management Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Management of special purpose companies

David Green	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN	Finance Director Banking Entities

Trustees

Name	Business Address	Business Occupation
Martin McDermott	SPV Management Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Executive Director of SPV Management Limited

SPV Management Limited	SPV Management Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Management of special purpose companies

David Green	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN	Finance Director Banking Entities

David Green is an employee of Abbey National plc, the seller.

B. Compensation

None of the Issuer, Funding or Trustees pays remuneration directly to any director.

C. Board Practices

Not applicable.

D. Employees

Not applicable.

E. Share Ownership

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Each of the Issuer, Funding and Trustees is wholly owned by Holmes Holdings Limited, a private limited company incorporated under the laws of England and Wales. SPV Management Limited holds all of the beneficial interest in the issued shares of Holmes Holdings Limited on a discretionary trust for persons employed as nurses in the United Kingdom and for charitable purposes. SPV Management Limited is not affiliated with Abbey National plc.

B. Related Party Transactions

None, other than with respect to the making of payments in respect to the securities as described in the Registration Statement and “Item 3.D. – Risk Factors.”

C. Interests of Experts and Counsel

Not applicable to annual reports on Form 20-F.

Item 8. Financial Information

For a discussion of the available financial information, see “Item 3.A. – Selected Financial Information.”

Litigation. The Issuer knows of no material legal proceedings involving the Issuer. Funding knows of no material legal proceedings involving Funding. Trustees knows of no material legal proceedings involving Trustees or the trust.

Item 9. The Listing

A. Listing Details

Not applicable.

B. Plan of Distribution

Not applicable to annual reports on Form 20-F.

C. Markets

The principal trading market for each class of Issuer Notes is the London Stock Exchange. The Issuer Notes have been listed on the London Stock Exchange since November 8, 2001.

D. Selling Shareholders

Not applicable to annual reports on Form 20-F.

E. Dilution

Not applicable to annual reports on Form 20-F.

F. Expenses of the Issue

Not applicable to annual reports on Form 20-F.

Item 10. Additional Information

A. Share Capital

Not applicable to annual reports on Form 20-F.

B. Memorandum and Articles of Association

Not applicable.

C. Material Contracts

Not applicable other than with respect to contracts relating to the securities, which were described in the Registration Statement on Form S-11 relating to the securities (file number 333-103179).

D. Exchange Controls

None.

E. Taxation

United Kingdom Taxation

The following section summarizes the material UK tax consequences of the purchase, ownership and disposition of the Issuer Notes based on current law and practice in the UK. The summary assumes that all payments made pursuant to the final documentation are calculated on arm’s length terms. The summary does not purport to be a complete analysis of all tax considerations of the purchase, ownership and disposition of the Issuer Notes. It relates to the position of persons who are the absolute beneficial owners of Issuer Notes and may not apply to certain classes of persons such as dealers or persons connected with the Issuer. Holders of Issuer Notes who are unsure as to their tax position should seek their own professional advice.

Taxation of US residents

As discussed in more detail under “Withholding tax” below, no UK withholding tax will be required in relation to interest payments on the Issuer Notes provided that the Issuer Notes are and remain at all times listed on a recognised stock exchange. On the basis of the United Kingdom Inland Revenue’s published interpretation of the relevant legislation, this requirement is satisfied providing the Issuer Notes are listed by the Financial Services Authority and admitted to trading on the London Stock Exchange.

As discussed in more detail under “Direct Assessment of non-UK holders of Issuer Notes to UK tax on interest” below, a noteholder who is resident in the US for US tax purposes and not resident in the UK for UK tax purposes will not be subject to UK tax by direct assessment in respect of any payments on the Issuer Notes unless such noteholder carries on a trade, profession or vocation through a branch or agency in the UK in connection with which payments on the Issuer Notes are received or to which the Issuer Notes are attributable and where that noteholder is a company, unless that noteholder carries on a trade in the UK through a permanent establishment in connection with which the payments on the Issuer Notes are received or to which the Issuer Notes are attributable.

Subject as set out in the rest of this paragraph, residents of the US who are not subject to UK tax by direct assessment are generally not subject to tax in the UK on payments on the Issuer Notes under the terms of the double taxation treaty dated July 24, 2001 between the US and the UK (the “Treaty”) provided that the amounts paid on the Issuer Notes do not exceed the return on comparable debt instruments. To the extent that the amounts paid do exceed such a return, the UK may tax the excess in accordance with UK domestic law. In order for such US residents to avoid being subject to tax in the UK on such payments, they must satisfy the requirements of the Limitation on Benefits article of the Treaty and the necessary administrative formalities must be completed. Treaty relief will not be available where a payment on the Issuer Notes is attributable to a permanent establishment of the noteholder situated in the UK or if certain other exceptions apply. Noteholders who are entitled to greater benefits under the double taxation treaty dated December 31, 1975 between the US and the UK (the “Old Treaty”) are able to elect for the provisions of the Old Treaty to continue to apply to them for a period of 12 months from the date on which the provisions of the Treaty otherwise would have effect under paragraph (2) of Article 29 of the Treaty (in respect of UK taxes withheld at source: 12 months from May 1, 2003; in respect of UK corporation tax: 12 months from April 1, 2003; in respect of UK income tax not withheld at source and UK capital gains tax: 12 months from April 6, 2003).

Withholding tax

There will be no UK withholding tax in relation to interest payments on the Issuer Notes provided that, so far as concerns deduction by the Issuer or its paying agents, the Issuer Notes are and remain at all times listed on a “recognised stock exchange”, as defined in Section 841 of the United Kingdom Income and Corporation Taxes Act 1988 (“ICTA”). On the basis of the United Kingdom Inland Revenue’s published interpretation of this legislation, securities which are to be listed on a stock exchange in the UK will satisfy this requirement if they are listed by a competent authority in that country and are admitted to trading on a recognised stock exchange in that country. The London

Stock Exchange is a recognised stock exchange for this purpose. The Inland Revenue is able to obtain information about individual holders of the Issuer Notes to whom or, in certain circumstances, for whose benefit interest is paid. Information so obtained may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

On June 3, 2003 the Council of the European Union adopted a Directive (2003/48/EC) regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that member states will be required, from a date not earlier than January 1, 2005, to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person within a member state’s jurisdiction to an individual in another member state, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period, unless during such period they elect otherwise (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

Direct assessment of non-UK resident holders of Issuer Notes to UK tax on interest

The interest on the Issuer Notes has UK source. Accordingly, payments on the Issuer Notes will in principle be within the charge to UK tax even if paid without withholding or deduction. However, such payments will not be chargeable to UK tax in the hands of a noteholder who is not resident for tax purposes in the UK unless (i) such holder carries on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the payments are received or to which the Issuer Notes are attributable (subject to exemptions for interest received by certain categories of agent such as some brokers and investment managers) or (ii) such noteholder is a company and carries on a trade in the UK through a permanent establishment in connection with which the payments are received or to which the Issuer Notes are attributable, in which case tax may be levied on the UK branch or agency or the UK permanent establishment, as applicable.

Taxation of returns: companies within the charge to UK corporation tax

Noteholders who are within the charge to UK corporation tax (other than authorised unit trusts) will normally be subject to tax on all profits and gains, including interest, and (in respect of all accounting periods commencing on or after October 1, 2002) all foreign exchange gains and losses arising on or in connection with the Issuer Notes under the loan relationship rules contained in the Finance Act 1996. Any such profits and gains will generally fall to be calculated in accordance with the statutory accounting treatment of the Issuer Notes in the hands of the relevant noteholder, and will generally be charged to tax as income in respect of each accounting period to which they are allocated, in accordance with that accounting treatment. Relief may be available in respect of losses or for related expenses on a similar basis.

For holders within the charge to UK corporation tax (other than authorised unit trusts and investment trusts), the series 2 Issuer Notes and the series 3 class A Issuer Notes will (in respect of all accounting periods commenced prior to October 1, 2002) be qualifying assets for the purposes of the taxation of foreign exchange gains and losses. Any changes in the sterling value of such Issuer Notes as a result of changes in the sterling/US dollar exchange rate or the sterling/euro exchange rate, as appropriate, during each such accounting period in which such a holder holds such Issuer Notes will generally be taxed or relieved by reference to the holder’s accounting treatment of such Issuer Notes.

Taxation of returns: other noteholders

Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for UK tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest on the Issuer Notes is received or to which the Issuer Notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the Issuer Notes. The series 2 Issuer Notes and the series 3 class A Issuer Notes will not be qualifying corporate bonds within the meaning of Section 117 of the United Kingdom Taxation of Chargeable Gains Act 1992 and therefore a disposal of such an Issuer Note by such a noteholder may give rise to a chargeable gain or an allowable loss for the purpose of UK capital gains tax.

A disposal of Issuer Notes by a noteholder who is resident or ordinarily resident in the UK for UK tax purposes or who carries on a trade in the UK through a branch or agency to which the Issuer Notes are attributable may also give rise to a charge to tax on income in respect of an amount representing interest accrued on the Issuer Notes since the preceding payment date. For Issuer Notes which constitute variable rate securities, taxation in respect of such a disposal will be computed on the basis that such amount as the Inland Revenue considers to be just and reasonable will be treated as accrued income. However, the transferee of a variable rate security will not be entitled to any relief on such amount. All of the Issuer Notes (other than the series 2 class A Issuer Notes) will constitute variable rate Issuer Notes for this purpose.

Stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax is payable on the issue or transfer of the offered global Issuer Notes or on the issue or transfer of an Issuer Note in definitive form.

UK taxation of Funding and the Issuer

Funding and the Issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent., on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non-deductible expenses or losses. Examples of non-deductible expenses and losses include general provisions for bad debts. In respect of Funding, the profit in the profit and loss account will not exceed 0.01 per cent., of the Funding available revenue receipts. In respect of the Issuer, the profit in the profit and loss account will not exceed 0.02 per cent., of the interest on the issuer term advances under the issuer intercompany loan. See the risk factor “Tax payable by Funding or the Issuer may adversely affect the Issuer’s ability to make payments on the Issuer Notes”.

UK taxation of Trustees

Trustees will have no liability to UK tax in respect of any income, profit or gain arising under these arrangements, apart from a liability to UK corporation tax on amounts, such as trustee fees and expenses, which are paid to Trustees for its own benefit. Accordingly, Trustees will have no liability to UK tax in relation to amounts which it receives on behalf of Funding or the seller under the mortgages trust. For the avoidance of doubt, references to “Trustees” in this paragraph are to Holmes Trustees Limited only.

United States Taxation

General

The following section summarizes the material federal income tax consequences of the purchase, ownership and disposition of the series 2 class A Issuer Notes, series 2 class B Issuer Notes, series 2 class M Issuer Notes and series 3 class A Issuer Notes (the “US Issuer Notes”) that may be relevant to a noteholder that is a “US holder” (as defined later in this section). In general, the summary assumes that a holder acquires a US Issuer Note at original issuance and holds such Note as a capital asset. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US Issuer Notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including dealers in stocks, securities or notional principal contracts; traders in securities electing to mark to market; banks, savings and loan associations and similar financial institutions; taxpayers whose functional currency is other than the US dollar; and taxpayers that hold a US Issuer Note as part of a hedge or straddle or a conversion transaction, within the meaning of section 1258 of the US Internal Revenue Code of 1986, as amended (the “Code”). In addition, this summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

This summary is based on the US tax laws, regulations, rulings and decisions in effect or available on the effective date of the registration statement. All of the foregoing are subject to change, and any change may apply retroactively and could affect the continued validity of this summary.

The Issuer suggests that US holders consult their own tax advisors as to the US federal income tax consequences of the purchase, ownership and disposition of the US Issuer Notes, including the possible application of state, local, non-US or other tax laws, and other US tax issues affecting the transaction.

As used in this section, the term “US holder” means a person who is a citizen or resident of the United States, a US domestic corporation or partnership, or any other person subject to US federal income tax on a net income basis in respect of a US Issuer Note.

Characterization of the US Issuer Notes

Although there is no authority regarding the treatment of instruments that are substantially similar to the US Issuer Notes, the Issuer believes that the US Issuer Notes will be treated as debt for US federal income tax purposes (either of the Issuer or of Funding). The Issuer intends to treat the US Issuer Notes as indebtedness of the Issuer for all purposes, including US tax purposes. The discussion in the next section assumes this result.

The US Issuer Notes will not be qualifying real property loans in the hands of domestic savings and loan associations, real estate investment trusts, or REMICs under sections 7701(a)(19)(C), 856(c)(5)(A) or 860G(a)(3) of the Code, respectively.

Taxation of US holders of the US Issuer Notes

Qualified Stated Interest. A US holder of a US Issuer Note will treat stated interest on such US Note as ordinary interest income when paid or accrued, in accordance with its tax method of accounting.

Sales and Retirement. In general, a US holder of a US Issuer Note will have a basis in such Note equal to the cost of the US Issuer Note to such holder, and reduced by any payments thereon other than payments of stated interest. Upon a sale or exchange of the US Issuer Note, a US holder will generally recognize gain or loss equal to the difference between the amount realized (less any accrued interest, which would be taxable as such) and the holder’s tax basis in the US Issuer Note. Such gain or loss will be long-term capital gain or loss if the US holder has held the US Issuer Note for more than one year at the time of disposition. In certain circumstances, US holders that are individuals may be entitled to preferential treatment for net long-term capital gains. The ability of US holders to offset capital losses against ordinary income is limited.

Market Discout and Bond Premium. If a US holder purchased US Issuer Notes for a price greater or less than their stated principal amount, such notes may be subject to special US tax rules relating to market discount or bond premium. US holders should consult their own advisors regarding the tax consequences of these rules.

US Issuer Notes as debt of Funding

The US Internal Revenue Service could possibly seek to characterize the series 2 class A Issuer Notes, the series 2 class B Issuer Notes, the series 2 class M Issuer Notes and the series 3 class A Issuer Notes as ownership interests in the issuer series 2 term AAA advance, the issuer series 2 term AA advance, the issuer series 2 term A advance and the issuer series 3 term AAA advance, respectively, rather than as debt of the Issuer. If the US Internal Revenue Service were successful in such a characterization, a US holder of a US Issuer Note would be treated as owning (i) a pro rata share of the related issuer term advance between Funding and the Issuer (“related advance”), which will be treated as debt for US federal income tax purposes and (ii) an interest in the related issuer currency swap. Treasury regulations permit taxpayers meeting certain requirements to integrate a debt instrument and a related currency hedge and to treat them for most tax purposes as if they were a synthetic debt instrument having the terms of the debt instrument and hedge combined. Integrating the related advance and issuer currency swap would create a synthetic debt instrument having the characteristics of the US Issuer Notes and hence would produce largely the same result as if the US Issuer Notes were not recharacterized as debt of Funding.

The integration regulations apply only if a taxpayer creates a record identifying the debt instrument and hedge on or before the close of the date the hedge is entered into. The Issuer will create a record that is intended to provide such identification effective for each US holder as of the date of acquisition of a US Issuer Note. By its acquisition of a US Issuer Note, each US holder will be treated as having appointed the Issuer as its agent for this purpose. The US Internal Revenue Service could challenge the effectiveness of such an identification made on behalf of a group of taxpayers. The integration rules would not apply to a US holder that is related to the Issuer swap provider to the issuer currency swap.

If the issuer currency swap terminated before the US Issuer Notes were retired, and the integration regulations applied, then a US holder may be considered to recognize gain or loss as if the holder had sold for fair market value his interest in the related advance. Moreover, for periods following such termination, the integration rules would no longer apply to the related advance except in the discretion of the US Internal Revenue Service.

If the issuer currency swap were not integrated with the related advance, then a US holder would calculate separately income and deductions from the issuer currency swap and income from the related advance. For most holders, the tax consequences of treating the issuer currency swap and related advances separately would be similar to the treatment if they were combined, but there could be differences. For example, income from the issuer currency swap may be sourced differently from income from the related advance. Individual taxpayers may be allowed deductions for payments made under the issuer currency swap only as a miscellaneous itemized deduction (which is allowed for regular tax purposes only subject to limitations and is not allowed for alternative minimum tax purposes). US holders may wish to consult their own tax advisors regarding the possible treatment of US Issuer Notes as debt of Funding, application of the integration rules, and the consequences of an inability to integrate the issuer currency swap and the related advance.

F. Dividends and Paying Agents

Not applicable to annual reports on Form 20-F.

G. Statement by Experts

Not applicable to annual reports on Form 20-F.

H. Documents on Display

The Issuer, Funding and Trustees are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and are therefore required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange

Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference rooms in Washington, DC, New York, NY and Chicago, IL. Please call the Commission at +1-800-732-0330 for further information on the public reference rooms. As foreign private issuers, the Issuer, Funding and Trustees are not required to make filings with the Commission by electronic means, although we are entitled to do so. Any filings we make electronically will be made available to the public over the internet at the Commission’s web site at http://www.sec.gov.

I. Subsidiary Information

Not applicable to annual reports on Form 20-F.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

See the Periodic Reports referred to in “Item 3.A. – Selected Financial Information.”

Item 12. Description of Securities Other than Equity Securities

Not applicable to annual reports on Form 20-F.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders

None.

Item 15. Controls and Procedures

Not applicable.

Item 16A. Audit Committee Financial Expert

Not applicable.

Item 16B. Code of Ethics

Not applicable.

Item 16C. Principal Accountant Fees and Services

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

The following documents are filed as part of the Annual Report on Form 20-F:

1.	Exhibit 3: a copy of the Memorandum and Articles of Association of each of the Issuer, Funding and Trustees is incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-103179).

2.	Exhibit 4: instruments defining the rights of the security holders are incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-103179).

3.	Exhibit 10.1: Periodic Report for the period from March 11, 2003 to April 8, 2003 (incorporated by reference from the Form 6-K previously filed on April 15, 2003).

4.	Exhibit 10.2: Periodic Report for the period from April 9, 2003 to May 8, 2003 (incorporated by reference from the Form 6-K previously filed on June 2, 2003).

5.	Exhibit 10.3: Periodic Report for the period from May 9, 2003 to June 9, 2003 (incorporated by reference from the Form 6-K previously filed on June 17, 2003).

6.	Exhibit 10.4: Periodic Report for the period from June 10, 2003 to July 8, 2003 (incorporated by reference from the Form 6-K previously filed on July 16, 2003).

7.	Exhibit 10.5: Periodic Report for the period from July 9, 2003 to August 8, 2003 (incorporated by reference from the Form 6-K previously filed on August 21, 2003).

8.	Exhibit 10.6: Periodic Report for the period from August 9, 2003 to September 8, 2003 (incorporated by reference from the Form 6-K previously filed on September 18, 2003).

9.	Exhibit 10.7: Periodic Report for the period from September 9, 2003 to October 8, 2003 (incorporated by reference from the Form 6-K previously filed on October 10, 2003).

10.	Exhibit 10.8: Periodic Report for the period from October 9, 2003 to November 10, 2003 (incorporated by reference from the Form 6-K previously filed on November 13, 2003).

11.	Exhibit 10.9: Periodic Report for the period from November 11, 2003 to December 8, 2003 (incorporated by reference from the Form 6-K previously filed on December 22, 2003).

12.	Exhibit 10.10: Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2003 (incorporated by reference from the Form 6-K previously filed on May 14, 2003).

13.	Exhibit 10.11: Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2003 (incorporated by reference from the Form 6-K previously filed on August 27, 2003).

14.	Exhibit 10.12: Profit and Loss Accounts and Balance Sheets for the period ended October 15, 2003 (incorporated by reference from the Form 6-K previously filed on November 5, 2003).

15.	Exhibit 10.13: Certificate Relating to Financial Information pursuant to the First Issuer Trust Deed dated April 30, 2004 (incorporated by reference from the Form 6-K previously filed on June 25, 2004).

16.	Exhibit 10.14: Report and Accounts for Holmes Financing (No. 7) PLC for the year ended December 31, 2003.

17.	Exhibit 10.15: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2003.

18.	Exhibit 10.16: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2003.

19.	Exhibit 12: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.

20.	Exhibit 13: Certificate pursuant to section 906 of the Sarbanes-Oxley Act 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES TRUSTEES LIMITED

By:	/s/ Martin McDermott
Name:	Martin McDermott
Title:	Director

HOLMES FUNDING LIMITED

By:	/s/ Martin McDermott
Name:	Martin McDermott
Title:	Director

HOLMES FINANCING (No. 7) PLC

By:	/s/ Martin McDermott
Name:	Martin McDermott
Title:	Director

Dated: June 30, 2004

EXHIBIT INDEX

•	Exhibit 3: a copy of the Memorandum and Articles of Association of each of the Issuer, Funding and Trustees is incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-103179).

•	Exhibit 4: instruments defining the rights of the security holders are incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-103179).

•	Exhibit 10.1: Periodic Report for the period from March 11, 2003 to April 8, 2003 (incorporated by reference from the Form 6-K previously filed on April 15, 2003).

•	Exhibit 10.2: Periodic Report for the period from April 9, 2003 to May 8, 2003 (incorporated by reference from the Form 6-K previously filed on June 2, 2003).

•	Exhibit 10.3: Periodic Report for the period from May 9, 2003 to June 9, 2003 (incorporated by reference from the Form 6-K previously filed on June 17, 2003).

•	Exhibit 10.4: Periodic Report for the period from June 10, 2003 to July 8, 2003 (incorporated by reference from the Form 6-K previously filed on July 16, 2003).

•	Exhibit 10.5: Periodic Report for the period from July 9, 2003 to August 8, 2003 (incorporated by reference from the Form 6-K previously filed on August 21, 2003).

•	Exhibit 10.6: Periodic Report for the period from August 9, 2003 to September 8, 2003 (incorporated by reference from the Form 6-K previously filed on September 18, 2003).

•	Exhibit 10.7: Periodic Report for the period from September 9, 2003 to October 8, 2003 (incorporated by reference from the Form 6-K previously filed on October 10, 2003).

•	Exhibit 10.8: Periodic Report for the period from October 9, 2003 to November 10, 2003 (incorporated by reference from the Form 6-K previously filed on November 13, 2003).

•	Exhibit 10.9: Periodic Report for the period from November 11, 2003 to December 8, 2003 (incorporated by reference from the Form 6-K previously filed on December 22, 2003).

•	Exhibit 10.10: Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2003 (incorporated by reference from the Form 6-K previously filed on May 14, 2003).

•	Exhibit 10.11: Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2003 (incorporated by reference from the Form 6-K previously filed on August 27, 2003).

•	Exhibit 10.12: Profit and Loss Accounts and Balance Sheets for the period ended October 15, 2003 (incorporated by reference from the Form 6-K previously filed on November 5, 2003).

•	Exhibit 10.13: Certificate Relating to Financial Information pursuant to the First Issuer Trust Deed dated April 30, 2004 (incorporated by reference from the Form 6-K previously filed on June 25, 2004).

•	Exhibit 10.14: Report and Accounts for Holmes Financing (No. 7) PLC for the year ended December 31, 2003.

EI-1

•	Exhibit 10.15: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2003.

•	Exhibit 10.16: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2003.

•	Exhibit 12: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.

•	Exhibit 13: Certificate pursuant to section 906 of the Sarbanes-Oxley Act 2002.

EI-2