Form 20-F
period 2006-12-31
HOLMES FINANCING NO 7 PLC
filed 2007-06-29
CIK 1218064

As filed with the Securities and Exchange Commission on June 29, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 333-103179

Holmes Financing (No. 7) PLC United Kingdom	Holmes Funding Limited (Exact name of Registrant as Specified in its Charter) United Kingdom (Jurisdiction of Incorporation or Organization)	Holmes Trustees Limited United Kingdom
Abbey National House 2 Triton Square Regent’s Place London NW1 3AN United Kingdom (011-44-20) 7756 6302/5	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN United Kingdom (011-44-20) 7756 6302/5	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN United Kingdom (011-44-20) 7756 6302/5

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class	Name of each exchange on which registered
$500,000,000 Series 3 Class A Asset Backed Floating Rate Notes (1)	None
£321,000,000 Series 3 Term AAA Advance (2)	None
Funding Interest in the Mortgages Trust (3)	None

(1) Holmes Financing (No. 7) PLC is the registrant for the Series 3 Class A Issuer Notes.

(2) Holmes Funding Limited is the registrant for the Term Advances, and has issued those term advances to Holmes Financing (No. 7) PLC. The Term Advances are the primary source of payments on the Series 3 Class A Issuer Notes.

(3) Holmes Trustees Limited is the registrant for the Funding Interest in the Mortgages Trust and is holding the Funding Interest on behalf of Holmes Funding Limited.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐	Financial statements attached as Exhibits ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

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

FORWARD-LOOKING STATEMENTS

This annual report may contain forward-looking statements. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; product development efforts; the effects of changes or prospective changes in regulation; and trends in results, operations and overall market trends.

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

A. Selected Financial Information

Each of the Issuer, Funding and Trustees incorporates by reference and attaches hereto as exhibits the following reports, filed on Form 6-K, which include all financial information relating to the securities that is relevant to holders of the Issuer Notes:

•	Periodic Report for the period from December 9, 2005 to January 9, 2006.
•	Periodic Report for the period from January 10, 2006 to February 8, 2006.
•	Periodic Report for the period from February 9, 2006 to March 8, 2006.
•	Periodic Report for the period from March 9, 2006 to April 10, 2006.
•	Periodic Report for the period from April 11, 2006 to May 6, 2006.
•	Periodic Report for the period from May 9, 2006 to June 8, 2006.
•	Periodic Report for the period from June 9, 2006 to July 10, 2006.
•	Periodic Report for the period from July 11, 2006 to August 8, 2006.
•	Periodic Report for the period from August 9, 2006 to September 8, 2006.
•	Periodic Report for the period from September 9, 2006 to October 9, 2006.
•	Periodic Report for the period from October 10, 2006 to November 8, 2006.
•	Periodic Report for the period from November 9, 2006 to December 8, 2006.
•	Periodic Report for the period from December 9, 2006 to January 9, 2007.
•	Profit and Loss Accounts and Balance Sheets for the period ended January 7, 2006.
•	Profit and Loss Accounts and Balance Sheets for the period ended April 18, 2006.

• Profit and Loss Accounts and Balance Sheets for the period ended July 17, 2006.
• Profit and Loss Accounts and Balance Sheets for the period ended October 16, 2006.
The following document is also incorporated by reference from reports filed on Form 6-K:
• Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2007.
The following documents are filed as exhibits to this Annual Report on Form 20-F:
• Report and Accounts for Holmes Financing (No. 7) PLC for the year ended December 31, 2006.
• Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2006.
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

There is no assurance that the subordination rules will protect the holders of the Issuer notes from all risk of loss

The transaction has been structured in the expectation that each lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes.

However, there is no assurance that any lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes. Redemption of the Issuer Notes is ultimately dependent on, among other things, repayment and redemptions on the loans and on the term advance rating of the issuer term advances. Further, if on any interest payment date, amounts are due and payable in respect of an earlier alphabetised class of Issuer Notes of any series and amounts are payable in respect of one or more later alphabetised class of Issuer Notes of any series, then payments of principal will be made on the earlier alphabetised class of Issuer Notes in priority to payments of principal on the later alphabetised class or classes of Issuer Notes. See “Subordination of other note classes may not protect noteholders from all risk of loss.”

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

Amendments would be made to a number of the issuer transaction documents as a result of the inclusion of Funding 2 as a beneficiary of the mortgages trust. In particular (but without limitation), amendments would be made to:

•

the mortgage sale agreement to enable the purchase by Funding 2 of interests in the trust property by paying the purchase price for new loans and their related security sold by the seller from time to time and to give Funding 2 the benefit of the mortgage sale agreement;

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

If Funding enters into new intercompany loan agreements, then the new term advances may rank ahead of issuer term advances as to payment, and accordingly new notes may rank ahead of Issuer Notes as to payment

Subject to the satisfaction of certain conditions Holdings may in the future, establish additional wholly owned subsidiary companies to issue new notes to investors. The proceeds of each new issue will be used by the new issuer to make a new intercompany loan to Funding. Funding will use the proceeds of the new intercompany loan either to:

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

It is expected that the payment of the amounts owing by Funding under any new intercompany loan will be funded from amounts received by Funding from the trust property. Noteholders should note that the obligation to make such payments may rank equally or in priority with payments made by Funding to the Issuer under other intercompany loan agreements. The terms of the new notes issued by any new issuing entity and the related new intercompany loan may result in such new notes and such new intercompany loan being repaid prior to the repayment of the Issuer Notes issued by the Issuer and prior to the repayment of the related intercompany loans.

You will not have any right of prior review or consent with respect to those new intercompany loans or the corresponding issuance by new issuing entities of new notes. Similarly, the terms of the Funding transaction documents (including, but not limited to, the mortgage sale agreement, the mortgages trust deed, the Funding deed of charge, the definitions of the trigger events and the criteria for the assignment of new loans to the mortgages trustee) may be amended to reflect such new issuance. Your consent to these changes will not be required. There can be no assurance that these changes will not affect cashflow available to pay amounts due on the Issuer Notes.

If the current intercompany loan (or any part thereof) is refinanced the Issuer Notes could be repaid early

Funding may refinance some or all of the term advances through proceeds received from the Issuer under the current intercompany loan, a new issuing entity under new intercompany loans or payments received from the seller and/or a new funding entity. The Issuer or the new issuing entity would fund such term advances through the issuance of new series and classes (or sub-classes) of further Issuer Notes or new notes, as the case may be. For example, an existing term advance might be refinanced in order to provide the Issuer with funds to redeem a class of Issuer Notes after their step-up date. If the proceeds of a refinanced term advance were used by the Issuer to effect an optional redemption of Issuer Notes prior to their expected maturity, those Issuer Notes would be repaid early. This, in turn, could have an adverse effect on the yield to maturity on the affected Issuer Notes.

The criteria for the sale of new loans to the mortgages trustee may change over time without your consent

The criteria for new loans to be sold to the mortgages trustee may be amended in the future without your consent. As a result, the mortgages trust may include types of loans in the future with different characteristics from those currently in the mortgages trust. This may occur, for example, due to the development of new mortgage loan products in response to changing market conditions. Any such amendments, as provided in the mortgage sale agreement, would require the consent of the parties to the mortgage sale agreement, including the security trustee.

Funding has entered into other intercompany loan agreements with other issuers, and certain of the term advances in those other intercompany loans rank ahead of certain of the issuer term advances in the issuer intercompany loan as to payment, and accordingly some of the Issuer Notes issued by the other issuers rank ahead of certain of the Issuer Notes as to payment

The other issuers issued notes to investors, the proceeds of which were used by the other issuers to make other intercompany loans to Funding. Funding used the proceeds of the intercompany loan from the Issuer to pay the seller for loans and their related security assigned to Trustees which comprised its original share of the trust property. Funding used the proceeds of the other intercompany loans from certain other Holmes Financing issuers to pay the seller for the acquisition of additional parts of the seller’s share of the trust property (resulting in a corresponding decrease in the seller’s share of the trust property) and from certain other Holmes Financing issuers to pay the seller for loans and their related security assigned to Trustees which constituted an addition to Funding’s already existing share of the trust property.

The order in which Funding pays principal and interest to the Issuer on the issuer term advances and to the other issuers on the term advances depends primarily on the designated ratings of those term advances. In general, term advances with the highest term advance rating will be paid ahead of lower rated term advances subject to their relative scheduled repayment dates. For example, Funding will pay interest due on the issuer term AAA advances proportionally and equally with the interest due on any previous term AAA advances and ahead of payments of interest due on any term advance with a lower term advance rating than AAA (including, for the avoidance of doubt, any term AA advance, term A advance or term BBB advance). Similarly, Funding will, in general, repay principal amounts due on the issuer term advances and the term advances in accordance with their respective term advance ratings. For example, principal repayments due on an issuer term AAA advance generally will be made before principal repayments due on a previous term AA advance. This principle is subject to a number of exceptions, however, which are designed primarily to provide some protection that scheduled repayments of principal on the issuer term advances will not materially affect payments of principal on the previous term advances and on new term advances and in turn would not be materially affected by payments of principal on the previous term advances and any new term advances.

The term advance ratings designated to the term advances on the previous closing dates will not change even if the ratings assigned to the corresponding classes of other notes change.

The current payment and security priorities of the Issuer Notes relative to each other as set out in the Issuer deed of charge and the Issuer cash management agreement are not affected as a result of the issues of previous notes by the other issuers, because the other issues were separately documented. However, Funding may be required to repay to the other issuers amounts which are owing under one or more other term advances ahead of or in the same order of priority as amounts owing to the Issuer on the issuer term advances, depending on the term advance rating, the scheduled repayment date of that other term advance and other rules regarding the repayment of principal by Funding.

New issuers and new start-up loan providers will share in the same security granted by Funding to the Issuer, and this may adversely affect payments on the Issuer Notes

If Funding enters into a new intercompany loan agreement, then if required it will also enter into a new start-up loan agreement with a new start-up loan provider and the security trustee. If Funding is required by the rating agencies, Funding may use part of the proceeds of the new start-up loan to further fund one or more of the existing reserve funds.

Any new issuer and any new start-up loan provider will become party to the Funding deed of charge and will be entitled to share in the security granted by Funding for its benefit (and the benefit of the other Funding secured creditors) under the Funding deed of charge. In addition, the liabilities owed to the Funding liquidity facility provider and the Funding swap provider which are secured by the Funding deed of charge may increase each time that Funding enters into a new intercompany loan agreement. This could ultimately cause a reduction in the payments noteholders receive on their Issuer Notes.

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

The other issuers and the start-up loan provider are parties to the Funding deed of charge and are entitled to share in the security granted by Funding for the benefit of the Funding secured creditors (including the Issuer). In addition, the liabilities owed to the Funding liquidity facility provider and the Funding swap provider which are secured by the Funding deed of charge may increase each time that Funding enters into a new intercompany loan agreement. These factors could ultimately cause a reduction in the payments noteholders receive on their Issuer Notes.

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

If the security trustee receives conflicting directions, it will follow the directions given by the relevant issuers representing the largest principal amount outstanding of relevant term advances. If the Issuer is not in the group representing that largest principal amount, then its interests may not prevail. This could ultimately cause a reduction in the payments noteholders receive on their Issuer Notes. For example, if the term advances with the highest designated term advance rating at the time of a direction are the term AAA advances, then, in the event of conflicting directions being given by issuers with outstanding term AAA advances, the security trustee will follow the direction given by those issuers owed the largest principal amount outstanding of term AAA advances.

The inclusion of certain types of loans may affect the rate of repayment and prepayment of the loans

The portfolio contains flexible loans. Flexible loans provide the borrower with a range of options that give that borrower greater flexibility in the timing and amount of payments made under the loans. Subject to the terms and conditions of the loans (which may require in some cases notification to the seller and in other cases the consent of the seller), under a flexible loan a borrower may (among other things) redraw amounts that have been repaid exercising available options set out in the relevant flexible option agreement.

To the extent that borrowers under flexible loans exercise any of the options available to them, the timing of payments on the Issuer Notes may be adversely affected.

Competition in the United Kingdom mortgage loan industry could increase the risk of an early redemption of the Issuer Notes

The mortgage loan industry in the United Kingdom is highly competitive. Both traditional and new lenders use heavy advertising, targeted marketing, aggressive pricing competition and loyalty schemes in an effort to expand their presence in or to facilitate their entry into the market and compete for customers. For example, certain of the seller’s competitors have implemented loyalty discounts for long-time customers to reduce the likelihood that these customers would refinance their mortgage loans with other lenders such as the seller.

This competitive environment may affect the rate at which the seller originates new mortgage loans and may also affect the level of loss of the seller’s existing borrowers as customers. If the rate at which new mortgage loans are originated declines significantly or if existing borrowers refinance their mortgage loans with lenders other than the seller, then the risk of a trigger event occurring increases, which could result in an early redemption of the Issuer Notes.

If property values decline, payments on the Issuer Notes could be adversely affected

The security granted by Funding in respect of the master intercompany loan, which is the principal source of funding for the Issuer Notes, consists, among other things, of Funding’s interest in the mortgages trust. Since the value of the portfolio held by the mortgages trustee may increase or decrease, the value of that security may decrease and will decrease if there is a general decline in property values. The Issuer cannot give any assurance that the value of a mortgaged property will remain at the same level as on the date of origination of the related loan. If the residential property market in the United Kingdom experiences an overall decline in property values, the value of the security created by the mortgage could be significantly reduced and, ultimately, may result in an adverse effect on the payments on the Issuer Notes if the security is required to be enforced.

The principal source of income for repayment of the Issuer Notes by the Issuer is the master intercompany loan agreement. The principal source of income for repayment by Funding of each term advance under the master intercompany loan agreement is its interest in the loans held on trust by the mortgages trustee for Funding and the seller. If the timing and payment of the loans is adversely affected by any of the risks described in this section, then the payments on the Issuer Notes could be reduced and/or delayed.

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

No assurance can be given that Funding will accumulate sufficient funds during the cash accumulation periods or receive sufficient funds from its share in the portfolio held by Trustees on a single interest payment date relating to the issuer term AAA advances to enable it to repay such issuer term advances to the Issuer so that the corresponding classes of the Issuer Notes will be redeemed in their entirety on their scheduled redemption dates.

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

The seller has introduced new procedures relating to investigations and searches for remortgages which could affect the characteristics of the trust property and which may adversely affect payments on the Issuer Notes

The seller no longer requires a solicitor or licensed or qualified conveyancer to conduct a full investigation of the title to a property in all cases. Where the borrower is remortgaging there will be a more limited form of investigation of title for properties located in England, Wales and Scotland, in particular in the case of registered land in England and Wales (e.g., confirming that the borrower is the registered proprietor of the property and the description of the property corresponds with the entries on the Land Registry’s register) and confirming such other matters as are required by a reasonable, prudent mortgage lender. Properties which have undergone such a limited investigation may be subject to matters which would have been revealed by a full investigation of title and which may have been remedied or, if incapable of remedy, may have resulted in the properties not being accepted as security for a loan had such matters been revealed. The introduction of loans secured by such properties into the trust property could result in a change of the characteristics of the trust property. This could lead to a delay or a reduction in the payments received on the Issuer Notes.

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

If a borrower fails to repay its loan and the related property is repossessed, the likelihood of there being a net loss on disposition of the property is adversely affected by a higher loan-to-value ratio. In addition, the ability of a borrower to sell a property given as security for a loan at a price sufficient to repay the amounts outstanding under the loan will depend upon a number of factors, including the availability of buyers for that property, the value of that property and property values in general at the time.

The portfolio may also be subject to geographic concentration risks. To the extent that specific geographic regions within the United Kingdom have experienced or may experience in the future weaker regional economic conditions and housing markets than other regions, a concentration of the loans in such a region may be expected to exacerbate all risks relating to the loans described in this section. The economy of each geographic region within the United Kingdom is dependent on different mixtures of industries. Any downturn in a local economy or particular industry may adversely affect the regional employment levels and consequently the repayment ability of the borrowers in that region or the region that relies most heavily on that industry. Any natural disasters in a particular region may reduce the value of affected mortgaged properties. This may result in a loss being incurred upon sale of the mortgaged property. These circumstances could affect receipts on the loans and ultimately result in losses on the Issuer Notes.

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

then, the other term BBB advances of each series proportionally and equally, until all of those other term BBB term advances are fully repaid; and

then, the BB term advances and the previous BB term advances of each series proportionally and equally, until all of those BB term advances are fully repaid.

The above order of priority of payments may cause certain series and classes (or sub-classes) of Issuer Notes to be repaid more rapidly than expected and other series and classes (or sub-classes) of Issuer Notes to be repaid more slowly than expected and there is a risk that such Issuer Notes may not be repaid by their final maturity date.

If a non-asset trigger event occurs, the class A Issuer Notes then outstanding will not be repaid on their scheduled redemption dates

If a non-asset trigger event has occurred, Trustees will distribute all principal receipts to Funding until the Funding share percentage of the trust property is zero. When a non-asset trigger event has occurred, Funding will repay:

first, the AAA term advances in order of final repayment date, beginning with the earliest final repayment date;

then, the AA term advances until each of those AA term advances is fully repaid;

then, the A term advances until each of those A term advances is fully repaid;

then, the BBB term advances until each of those BBB term advances is fully repaid; and

then, the BB term advances until each of those BB term advances is fully repaid.

The above order of priority of payments may cause certain series and classes (or sub-classes) of notes to be repaid more rapidly than expected and other series and classes (or sub-classes) of notes to be repaid more slowly than expected and there is a risk that such Issuer Notes may not be repaid on their scheduled redemption dates.

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

A loan will be subject to a product switch if the borrower and the seller agree on or the servicer issues an offer for, and the borrower accepts, a variation in the financial terms and conditions applicable to the relevant borrower’s loan, other than:

•	any variation agreed with a borrower to control or manage arrears on the loan;
•	any variation in the maturity date of the loan unless, while the previous intercompany loan made by Holmes Financing (No. 1) PLC is outstanding, it is extended beyond July 2038;
•	any variation imposed by statute;
•

any variation of the rate of interest payable in respect of the loan where that rate is offered to the borrowers of more than 10 per cent by outstanding principal amount of loans comprised in the trust property in any interest period; or

•	any variation in the frequency with which the interest payable in respect of the loan is charged.

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

Subordination of other note classes may not protect noteholders from all risk of loss

The class B Issuer Notes and class M Issuer Notes were subordinated in right of payment of interest to the class A Issuer Notes.

There is no assurance that these subordination rules will protect the holders of class A Issuer Notes from all risk of loss.

Principal payments on the class B Issuer Notes and the class M Issuer Notes will be deferred in some circumstances

Principal repayments on the issuer term AA advances and/or the issuer term A advances will be deferred in the following circumstances:

•	if a principal loss has been recorded on the principal deficiency ledger in respect of any term AA advances or any term A advances; or

•

if the first reserve fund has been debited on or prior to the relevant interest payment date for the purposes of curing a principal deficiency in respect of any term AA advances or any term A advances and the first reserve fund has not been replenished by a corresponding amount on the relevant interest payment date; or

•

if, as at the relevant interest payment date, the total outstanding principal balance of loans in the mortgages trust, in respect of which the aggregate amount in arrear is more than three times the monthly payment then due, is more than five per cent of the total outstanding principal balance of loans in the mortgages trust.

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

Series 3 class A Issuer Notes may be subject to risk if the trust property deteriorates

If the loans comprising the trust property do not perform as expected, then the series 3 class A Issuer Notes may not be repaid in full; provided that, following the occurrence of a non-asset trigger event (but prior to enforcement), the Issuer Notes will be redeemed by reference to their final maturity date; and provided further that both following the occurrence of an asset trigger event (but prior to enforcement) and following enforcement of the Issuer security, the Issuer Notes will be repaid pro rata within their class, following the occurrence of a non-asset trigger event (but prior to enforcement), the Issuer Notes will be redeemed by reference to their final maturity date; and provided further that both following the occurrence of an asset trigger event (but prior to enforcement) and following enforcement of the Issuer security, the Issuer Notes will be repaid according pro rata within their class.

Noteholders may be subject to risks relating to exchange rates on the Issuer Notes

Investors will pay for the series 3 class A Issuer Notes in US dollars, but the issuer term advances to be made by the Issuer to Funding and repayments of principal and payments of interest by Funding to the Issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, on the closing date the Issuer will enter into the issuer dollar currency swaps for the series 3 class A Issuer Notes with the issuer dollar currency swap providers.

If the Issuer fails to make timely payments of amounts due under an issuer dollar currency swap, then the Issuer will have defaulted under that issuer currency swap. The issuer dollar currency swap providers are obliged only to make payments under the issuer dollar currency swaps as long as the Issuer make payments under them. If the issuer dollar currency swap providers are not obliged to make payments, or if an issuer dollar currency swap provider defaults in its obligations to make payments, of amounts in US dollars equal to the full amount to be paid by that issuer dollar currency swap provider on the payment dates under the relevant issuer dollar currency swap (which are the same dates as the interest payment dates), the Issuer will be exposed to changes in US dollar/sterling currency exchange rates and in the associated interest rates on these currencies. Unless a replacement issuer dollar currency swap is entered into, the Issuer may have insufficient funds to make payments due on the Issuer Notes of any class and any series that are then outstanding.

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

The Issuer relies on third parties to perform services in relation to the Issuer Notes, and noteholders may be adversely affected if they fail to perform their obligations

The Issuer is a party to contracts with a number of other third parties that have agreed to perform services in relation to the Issuer Notes. For example, the issuer liquidity facility provider has agreed to provide it with the issuer liquidity facility and the issuer dollar currency swap providers and the issuer euro currency swap provider have agreed to provide their swaps, the corporate services provider has agreed to provide corporate services and the paying agents and the agent bank have agreed to provide payment and calculation services in connection with the Issuer Notes. In the event that any of these parties were to fail to perform their obligations under the respective agreements to which they are a party, noteholders may be adversely affected.

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

•	the Issuer may be unable to pay, in full or at all, interest or principal due on Issuer Notes.

The seller share of the trust property does not provide credit enhancement for the Issuer Notes

Any losses from loans included in the trust property will be allocated proportionately between Funding and the seller on each distribution date depending on their respective shares of the trust property. The seller’s share of the trust property therefore does not provide credit enhancement for the Funding share of the trust property or the Issuer Notes.

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

There can be no assurance that a borrower will repay principal at the end of the term on an interest only loan, which may adversely affect repayments on the Issuer Notes

Each loan in the current portfolio is repayable either on a principal repayment basis or an interest only basis. Of the loans in the portfolio as at 8 May 2007, approximately 28 per cent were interest-only loans. For interest-only loans, because the principal is repaid in a lump sum at the maturity of the loan, the borrower is recommended to have some repayment mechanism such as an investment plan in place to ensure that funds will be available to repay the principal at the end of the term. However, the seller does not take security over such repayment mechanisms. The borrower is also recommended to take out a life insurance policy in relation to the loan but, as with repayment mechanisms, the seller does not take security over such life policies.

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

There may be risks associated with the fact that Trustees has no legal title to the mortgages which may adversely affect payments on the Issuer Notes

The sale by the seller to Trustees of the mortgages has taken effect, and any such sale in the future will take effect, in equity only. The sale by the seller to the mortgages trustee of the Scottish mortgages has taken effect by declarations of trust by the seller (and any sale of Scottish mortgages in the future will be given effect by further declarations of trust) by which the beneficial interest in the Scottish mortgages is transferred to the mortgages trustee. In each case, this means that legal title to the loans in the trust property remains with the seller, but Trustees has all the other rights and benefits relating to ownership of each loan and its related security (which rights and benefits are subject to the trust in favour of the beneficiaries). Trustees has the right to demand the seller to give it legal title to the loans and the related security in certain circumstances and until then Trustees will not apply to the Land Registry or the Central Land Charges Registry to register or record its equitable interest in the mortgages.

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

Set-off risks in relation to flexible loans, delayed cashbacks and reward cashbacks may adversely affect the funds available to the Issuer to repay the Issuer Notes

As described under “There may be risks associated with the fact that Trustees has no legal title to the mortgages which may adversely affect payments on the Issuer Notes,” the seller has made, and in the future may make, an equitable assignment of the mortgages, or in the case of the Scottish mortgages transfer of the beneficial interest in the Scottish mortgages, to Trustees, with legal title being retained by the seller. Therefore, the rights of Trustees may be subject to the direct rights of the borrowers against the seller, including rights of set-off existing prior to notification to the borrowers of the assignment of the mortgages. Such set-off rights may occur if the seller fails to advance to a borrower a drawing under a flexible loan when the borrower is entitled to draw additional amounts under a flexible loan or if the seller fails to pay to a borrower any delayed cashback or reward cashback which the seller had agreed to pay to that borrower after completion of the relevant loan.

If the seller fails to advance the drawing or pay the delayed cashback or reward cashback, then the relevant borrower may set off any damages claim (or analagous right in Scotland) arising from the seller’s breach of contract against the seller’s (and, as assignee of the mortgages, Trustees’s) claim for payment of principal and/or interest under the loan as and when it becomes due. Such set-off claims will constitute transaction set-off as described in the risk factor entitled “Independent set-off risks which a borrower has against the seller may adversely affect the funds available to the Issuer to repay the Issuer Notes”.

The amount of the claim in respect of a drawing will, in many cases, be the cost to the borrower of finding an alternative source of finance (although, in the case of flexible loan drawing, a delayed cashback or reward cashback in respect of a Scottish loan, it is possible, though regarded as unlikely, that the borrower's right of set-off could extend to the whole amount of the additional drawing). The borrower may obtain a loan elsewhere in which case the damages would be equal to any difference in the borrowing costs together with any consequential losses, namely the associated costs of obtaining alternative funds (for example, legal fees and survey fees). If the borrower is unable to obtain an alternative loan, he or she may have a claim in respect of other losses arising from the seller’s breach of contract where there are special circumstances communicated by the borrower to the seller at the time the mortgage was taken out.

In respect of a delayed cashback or reward cashback, the claim is likely to be in an amount equal to the amount due under the delayed cashback or reward cashback together with interest and expenses and consequential losses (if any).

A borrower may also attempt to set off against his or her mortgage payments an amount greater than the amount of his or her damages claim (or analagous right in Scotland). In that case, the servicer will be entitled to take enforcement proceedings against the borrower although the period of non-payment by the borrower is likely to continue until a judgment is obtained.

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

Independent set-off risks which a borrower has against the seller may adversely affect the funds available to the Issuer to repay the Issuer Notes

Once notice has been given to borrowers of the transfer of the loans and their related security to the mortgages trustee, independent set-off rights which a borrower has against the seller will crystallise and further rights of independent set-off would cease to accrue from that date and no new rights of independent set-off could be asserted following that notice. Set-off rights arising under transaction set-off (which are set-off claims arising out of a transaction connected with the loan (for example, a savings account maintained by a borrower pursuant to the terms of a flexible plus loan)) will not be affected by that notice.

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

Neither the security trustee nor the note trustee is obliged in any circumstances to act as a servicer or to monitor the performance by the servicer of its obligations.

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

Failure by the seller or the servicer to hold relevant authorisations and permission under FMSA in relation to regulated mortgage contracts may have an adverse effect on enforcement of mortgage contracts

In the United Kingdom, regulation of residential mortgage business by the UK Financial Services Authority (the “FSA”) under the Financial Services and Markets Act 2000 (FSMA) came into force on 31 October 2004, the date known as N(M). Entering into, arranging or advising in respect of, and administering, regulated mortgage contracts, and agreeing to do any of these things, are (subject to certain exemptions) regulated activities under FSMA.

A regulated mortgage contract under FSMA is one where, at the time it is entered into on or after N(M): (i) the borrower is an individual or trustee; (ii) the contract provides for the obligation of the borrower to repay to be secured by a first legal mortgage or, in Scotland, a first-ranking standard security on land (other than timeshare accommodation) in the United Kingdom; and (iii) at least 40 per cent of that land is used, or is intended to be used, as or in connection with a dwelling by the borrower or (in the case of credit provided to trustees) by an individual who is a beneficiary of the trust, or by a related person. No person may carry on a regulated activity in the United Kingdom unless that person is an authorised person or exempted under FSMA. Breach of this prohibition is a criminal offence.

The main effects are that, on or after N(M), unless an exclusion or exemption applies: (a) each entity carrying on a regulated mortgage activity by way of business has to hold authorisation and permission from the FSA to carry on that activity; and (b) generally, each financial promotion in respect of an agreement relating to qualifying credit has to be issued or approved by a person holding authorisation and permission from the FSA. If requirements as to authorisation and permission of lenders and brokers or as to issue and approval of financial promotions are not complied with, a regulated mortgage contract will be unenforceable against the borrower except with the approval of a court. An unauthorised person who administers a regulated mortgage contract entered into on or after N(M) may commit a criminal offence, but this will not render the contract unenforceable against the borrower.

Any credit agreement intended to be a regulated mortgage contract under FSMA might instead be wholly or partly regulated by the Consumer Credit Act 1974 (CCA) or treated as such or unregulated by the CCA, and any credit agreement intended to be regulated by the CCA or unregulated by the CCA might instead be a regulated mortgage contract under FSMA, because of technical rules on: (a) determining whether the credit agreement or any part of it falls within the definition of “regulated mortgage contract”; and (b) changes to credit agreements.

The seller is required to hold, and holds, authorisation and permission to enter into and to administer and, where applicable, to advise in respect of regulated mortgage contracts. Subject to any exemption, brokers will be required to hold authorisation and permission to arrange and, where applicable, to advise in respect of regulated mortgage contracts.

The Issuer and the mortgages trustee are not and do not propose to be authorised persons under FSMA. The Issuer and the mortgages trustee do not require authorisation in order to acquire legal or beneficial title to a regulated mortgage contract. The Issuer and the mortgages trustee do not carry on the regulated activity of administering in relation to regulated mortgage contracts by having them administered pursuant to an administration agreement by an entity having the required FSA authorisation and permission. If such administration agreement terminates, however, the Issuer and the mortgages trustee will have a period of not more than one month in which to arrange for mortgage administration to be carried out by a replacement administrator having the required FSA authorisation and permission. In addition, on and after N(M) no variation has been or will be made to the loans and no further advance or product switch has been or will be made in relation to a loan, where it would result in the Issuer, Funding or the mortgages trustee arranging or advising in respect of, administering or entering into a regulated mortgage contract or agreeing to carry on any of these activities, if the Issuer, Funding or the mortgages trustee would be required to be authorised under FSMA to do so.

If a significant number of borrowers attempt to set off claims for damage based on contravention of an FSA rule against the amount owing by the borrower under a loan, there could be a material decrease in receipts to the Issuer from the mortgages trust

The FSA Mortgages: Conduct of Business Sourcebook (MCOB), which sets out its rules for regulated mortgage activities, came into force on 31 October 2004. These rules cover, among other things, certain preorigination matters such as financial promotion and pre-application illustrations, pre-contract and start of contract and post-contract disclosure, contract changes, charges, and arrears and repossessions. FSA rules for authorisation requirements for mortgage firms and for extending the appointed representatives regime to mortgages, came into force on 31 October 2004.

A borrower who is a private person is entitled to claim damages for loss suffered as a result of any contravention by an authorised person of an FSA rule, and may set off the amount of the claim against the amount owing by the borrower under a loan or any other loan that the borrower has taken (or exercise analogous rights in Scotland). Any such set-off may adversely affect the Issuer’s ability to make payments on the Issuer Notes.

So as to avoid dual regulation, it is intended that regulated mortgage contracts will not be regulated by the CCA. This exemption only affects credit agreements made on or after N(M), and credit agreements made before N(M) but subsequently changed such that a new contract is entered into on or after N(M) and constitutes a regulated mortgage contract. A court order under section 126 of the CCA is, however, necessary to enforce a land mortgage (including, in Scotland, a standard security) securing a regulated mortgage contract to the extent that it would, apart from this exemption, be regulated by the CCA or be treated as such.

No assurance can be given that additional regulatory changes by the OFT, the FSA or any other regulatory authority will not arise with regard to the mortgage market in the United Kingdom generally, the seller’s particular sector in that market or specifically in relation to the seller. Any such action or developments or compliance costs may have a material adverse effect on the seller, the Issuer, the servicer, the mortgages trustee, Funding and their respective businesses and operations. This may adversely affect the Issuer’s ability to make payments in full on the Issuer Notes when due.

The seller has given or, as applicable, will give warranties to the mortgages trustee in the mortgage sale agreement that, among other things, each loan and its related security is enforceable (subject to certain exceptions). If a loan or its related security does not comply with these warranties, and if the default (if capable of being cured) cannot be or is not cured within 20 London business days, then the seller, upon receipt of notice from the mortgages trustee, will be required to repurchase the loan and its related security from the mortgages trustee.

If the Issuer’s interpretation of certain technical rules under the CCA were held to be incorrect by a court or the Ombudsman or was challenged by a significant number of borrowers, or borrowers were to exercise rights of set-off to the extent available under the CCA, there could be material disruption to the income flow from the mortgages trust.

In the United Kingdom, the Office of Fair Trading (the OFT) is responsible for the issue of licences under, and the superintendence of the working and the enforcement of, the CCA, related consumer credit regulations and other consumer protection legislation. The OFT may review businesses and operations, provide guidelines to follow and take actions when necessary with regard to the consumer credit and mortgage markets in the United Kingdom, except to the extent of the regulation of the market by the FSA under FSMA..

Currently, a credit agreement is regulated by the CCA where: (a) the borrower is or includes an individual; (b) the amount of “credit” as defined in the CCA does not exceed the financial limit, which is £25,000 for credit agreements made on or after 1 May 1998, or lower amounts for credit agreements made before that date; and (c) the credit agreement is not an exempt agreement as defined in the CCA (for example, it is intended that a regulated mortgage contract under FSMA is an exempt agreement under the CCA).

Any credit agreement that is wholly or partly regulated by the CCA or treated as such has to comply with the requirements under the CCA as to licensing of lenders and brokers, documentation and procedures of credit agreements, and (in so far as applicable) pre-contract disclosure. If it does not comply with those requirements, then to the extent that the credit agreement is regulated by the CCA or treated as such, it is unenforceable against the borrower: (a) without an order of the OFT, if the lender or any broker does not hold the required licence at the relevant time; (b) totally, if the form to be signed by the borrower is not signed by the borrower personally or omits or mis-states a “prescribed term”; or (c) without a court order in other cases and, in exercising its discretion whether to make the order, the court would take into account any prejudice suffered by the borrower and any culpability by the lender.

Any credit agreement intended to be a regulated mortgage contract under FSMA or unregulated under FSMA might instead be wholly or partly regulated by the CCA or treated as such because of technical rules on: (a) determining whether any credit under the CCA arises, or whether the financial limit of the CCA is exceeded; (b) determining whether the credit agreement is an exempt agreement under the CCA; and (c) changes to credit agreements.

A court order under section 126 of the CCA is necessary to enforce a land mortgage (including, in Scotland, a standard security) securing a credit agreement to the extent that the credit agreement is regulated by the CCA or treated as such. In dealing with such application, the court has the power, if it appears just to do so, to amend a credit agreement or to impose conditions upon its performance or to make a time order (for example, giving extra time for arrears to be cleared).

Under section 75 of the CCA in certain circumstances: (a) the lender is liable to the borrower in relation to misrepresentation and breach of contract by a supplier in a transaction financed by the lender, where the related credit agreement is or is treated as entered into under pre-existing arrangements, or in contemplation of future arrangements, between the lender and the supplier; and (b) the lender has a statutory indemnity from the supplier against such liability, subject to any agreement between the lender and the supplier.

The borrower may set off the amount of the claim against the lender against the amount owing by the borrower under the loan or under any other loan that the borrower has taken. Any such set-off may adversely affect the Issuer’s ability to make payments in full on the Issuer Notes when due.

The Consumer Credit Act 2006 (the “CCA 2006”) received Royal Assent on 30 March 2006. Once implemented, the new Act updates and augments the CCA. The amendments brought about by the CCA

2006 to the CCA will come into force in the next two years on such dates as the Secretary of State for Trade and Industry may appoint.

With effect from 6 April 2007, the extortionate credit regime has been replaced by the unfair relationship test. In applying the new unfair relationship test, the courts will be able to consider a wider range of circumstances surrounding the transaction, including the creditor’s conduct before and after making the agreement. There is no statutory definition of the word “unfair” as the intention is for the test to be flexible and subject to judicial discretion. However the word “unfair” is not an unfamiliar term in United Kingdom law due to the Unfair Contract Terms Act 1977 and the Unfair Terms in Consumer Contracts Regulations 1999 (SI 1999/2083). The courts may look to the above legislation for guidance. The FSA principles are also relevant and apply to the way contract terms are used in practice and not just the way they are drafted. The test has retrospective application after a transitional period. Once the debtor alleges that an unfair relationship exists, the burden of proof is on the creditor to prove the contrary.

An alternative dispute resolution scheme for consumer credit matters is to be run by the Ombudsman. With effect from 6 April 2007, the scheme is mandatory for all businesses licensed under the CCA. The CCA 2006 also makes provision (which is likely to come into effect in April 2008) for an Independent Consumer Appeals Tribunal.

The DTI has indicated that, from 6 April 2008, the statutory upper financial limit of £25,000 for CCA regulation will be removed for lending to individuals, unincorporated bodies and partnerships of up to three partners.

The OFT are to be given far broader powers under the CCA 2006: for instance they can apply intermediate sanctions, have far greater powers of investigation and can issue indefinite standard licences.

The CCA 2006 obliges creditors to comply with more stringent information requirements. The DTI has indicated that, from 6 April 2008, lenders will be obliged to give customers clearer and more regular information on their credit accounts.

The seller has interpreted certain technical rules under the CCA in a way common with many other lenders in the mortgage market. If such interpretation were held to be incorrect by a court or the Ombudsman, then a credit agreement, to the extent that it is regulated by the CCA or treated as such, would be unenforceable as described above. If such interpretation were challenged by a significant number of borrowers, then this could lead to significant disruption and shortfall in the income of the mortgages trustee. Court decisions have been made on technical rules under the CCA against certain mortgage lenders, but such decisions are very few and are generally county court decisions which are not binding on other courts.

The seller has given or, as applicable, will give warranties to the mortgages trustee in the mortgage sale agreement that, among other things, each loan and its related security is enforceable (subject to certain exceptions). If a loan or its related security does not comply with these warranties, and if the default cannot be or is not cured within 20 days, then the seller will be required to repurchase the loans under the relevant mortgage account and their related security from the mortgages trustee.

The latest form of the proposed directive of the European Parliament and of the Council on the harmonisation of the laws, regulations and administrative provisions of the member states concerning credit for consumers and surety agreements entered into by consumers was published by the European Commission in October 2005, and provides that (subject to certain exceptions) loans not exceeding €50,000 will be regulated, but that loans secured by a land mortgage will be excluded from the proposed Directive.

A consultation process on mortgage credit was initiated by the publication of the European Commission's Green Paper in 2005. The European Commission intends to publish a White Paper on mortgage credit in mid-2007.

Until the final text of the Directive and of any initiatives resulting from the Green Paper and White Paper processes are decided and the details of the United Kingdom implementing legislation are published, it is not certain what effect the adoption and implementation of the Directive or initiatives would have on our ability to make payments in full on the Issuer Notes when due.

Under new distance marketing regulations, some of the loans may be cancellable, which may have an adverse effect on the Issuer’s ability to make payments on the Issuer Notes

In the United Kingdom, the Financial Services (Distance Marketing) Regulations 2004 apply, among other things, to credit agreements entered into on or after 31 October 2004 by means of distance communication (i.e. without any substantive simultaneous physical presence of the originator and the borrower). A regulated mortgage contract under FSMA, if originated by a UK lender from an establishment in the United Kingdom, will not be cancellable under these regulations. Certain other credit agreements will be cancellable under these regulations, if the borrower does not receive prescribed information at the prescribed time. Where the credit agreement is cancellable under these regulations, the borrower may send notice of cancellation at any time before the end of the 14th day after the day on which the cancellable agreement is made, where all the prescribed information has been received, or, if later, the borrower receives the last of the prescribed information.

If the borrower cancels the credit agreement under these regulations, then: (a) the borrower is liable to repay the principal and any other sums paid by the originator to the borrower under or in relation to the cancelled agreement, within 30 days beginning with the day of the borrower sending notice of cancellation or, if later, the originator receiving notice of cancellation; (b) the borrower is liable to pay interest, or any early repayment charge or other charge for credit under the cancelled agreement, only if the borrower received certain prescribed information at the prescribed time and if other conditions are met; and (c) any security is to be treated as never having had effect for the cancelled agreement.

Regulations in the United Kingdom could lead to some terms of the loans being unenforceable, which may adversely affect payments on the Issuer Notes

In the United Kingdom, the Unfair Terms in Consumer Contracts Regulations 1999, as amended (the “1999 Regulations”) and (in so far as applicable) the Unfair Terms in Consumer Contracts Regulations 1994 (together with the 1999 Regulations, the “UTCCR”) apply to agreements entered into on or after 1 July 1995 and affect all of the loans. The UTCC Rprovide that:

•	a consumer may challenge a standard term in an agreement on the basis that it is an “unfair” term within the UTCCR and therefore not binding on the consumer; and
•	the OFT, the FSA and any other “qualifying body” (as defined in the 1999 Regulations) may seek to enjoin (or in Scotland, interdict) a business from using or recommending the use of unfair terms.

The UTCCR will not generally affect “core terms” which set out the main subject-matter of the contract, such as the borrower’s obligation to repay the principal (provided that these terms are written in plain and intelligible language and are drawn adequately to the consumer’s attention). However, they may affect terms that are not considered to be core terms, such as the right of the lender to vary the interest rate.

For example, if a term permitting a lender to vary the interest rate (as the seller is permitted to do) is found to be unfair, the borrower will not be liable to pay the increased rate or, to the extent that she or he has paid it, will be able, as against the lender, or any assignee such as the mortgages trustee, to claim repayment of the extra interest amounts paid or to set-off the amount of the claim against the amount owing by the borrower under the loan or under any other loan that the borrower has taken. Any such non-recovery, claim or set-off may adversely affect the Issuer’s ability to make payments on the Issuer Notes.

Under a new concordat agreed between the FSA and the OFT, with effect from 31 July 2006, responsibility for the enforcement of the UTCCR in mortgage agreements was agreed to be allocated by them, normally, to the FSA in relation to regulated mortgage contracts (in respect of the activities of firms authorised by the FSA) and to the OFT in relation to mortgages regulated under the CCA and where entered into by persons not authorised by the FSA nor their appointed representatives. It should be noted that in the context of the OFT’s investigation into credit card default charges, the OFT on 5 April 2006 publicly announced that the principles the OFT considers should be applied in assessing the fairness of credit card default charges should apply (or are likely to apply) to analogous default charges in other agreements, including those for mortgages. In May 2005, the FSA issued a statement of good practice on fairness of terms in consumer contracts, which is relevant to firms authorised and regulated by the FSA in relation to products and services within the FSA’s regulatory scope. This statement considers, among other things, borrowers who are locked in, for example by an early repayment charge that is considered to be a penalty. This statement provides that, for locked-in borrowers, a firm may consider drafting the contract to permit a change in the contract to be made only where any lock-in clause is not exercised.

In August 2002, the Law Commission for England and Wales and the Scottish Law Commission issued a joint consultation LCCP No. 166/SLCDP 119 on proposals to rationalise the Unfair Contract Terms Act 1977 and the 1999 Regulations into a single piece of legislation and a final report, together with a draft bill on unfair terms, was published in February 2005. The Law Commissions have a duty under section 3 of the Law Commissions Act 1965 to keep the law under review for a number of purposes, including its simplification. The proposals are primarily to simplify the legislation on unfair terms. It is not proposed that there should be any significant increase in the extent of controls over terms in consumer contracts. Some changes are proposed, however, such as that (a) a consumer may also challenge a negotiated term in an agreement on the basis that it is “unfair” and “unreasonable” within the legislation and therefore not binding on the consumer; and (b) in any challenge by a consumer (but not by the OFT or a qualifying body) of a standard term or a negotiated term, the burden of proof lies on the business to show that the term is fair and reasonable. In July 2006, the UK government informed the Law Commission that it accepted its recommendations, subject to a regulatory impact assessment. If the assessment proves favourable, the Department of Trade and Industry may seek an opportunity to introduce legislation to implement the Law Commission’s recommendations. It is too early to tell how the proposals, if enacted, would affect the loans.

In April 2007, the OFT published a consultation on revisions to its guidance on the UTCCR. This consultation closed on 22 May 2007, and the OFT intends to publish final guidance in August 2007.

No assurance can be given that changes in the 1999 Regulations, if enacted, or changes to guidance on interest variation terms, if adopted, will not have a material adverse effect on the seller, the Issuer, the mortgages trustee, Funding and their respective businesses and operations. This may adversely affect the Issuer’s ability to make payments in full on the Issuer Notes when due.

Decisions of the Ombudsman could lead to some terms of the loans being varied, which may adversely affect payments on the Issuer Notes

Under FSMA, the Financial Ombudsman Service (the “Ombudsman”) is required to make decisions on, among other things, complaints relating to activities and transactions under its jurisdiction, including the loans, on the basis of what, in the Ombudsman’s opinion, would be fair and reasonable in all circumstances of the case, taking into account, among other things, law and guidance. By transitional provisions, the Ombudsman is also required to deal with certain complaints relating to breach of the Mortgage Code, which was a voluntary code issued by the Council of Mortgage Lenders and in force until N(M). Complaints brought before the Ombudsman for consideration must be decided on a case-by-case basis, with reference to the particular facts of any individual case. Each case is first adjudicated by an adjudicator. Either party to the case may appeal against the adjudication. In the event of an appeal, the case proceeds to a final decision by the Ombudsman.

No Ombudsman decision against the seller has had a material adverse effect on the Issuer’s ability to make payments on the Issuer Notes. As, however, the Ombudsman is required to make decisions on the basis of, among other things, the principles of fairness, and may make a money award to the borrower, it is not possible to predict how any future decision of the Ombudsman would affect the Issuer’s ability to make payments in full on the Issuer Notes when due.

European Directive 2005/29/EC on Unfair Commercial Practices may adversely affect the loans and payments on the Issuer Notes

On 11 May 2005 the European Parliament and the Council adopted a Directive (2005/29/EC) regarding unfair business-to-consumer commercial practices (the “Unfair Practices Directive”). Generally, this Directive applies full harmonisation, which means that member states may not impose more stringent provisions in the fields to which full harmonisation applies. By way of exception, this Directive permits member states to impose more stringent provisions in the fields of financial services and immovable property, such as mortgage loans.

The Unfair Practices Directive provides that enforcement bodies may take administrative action or legal proceedings in relation to a commercial practice on the basis that it is “unfair” within the Directive. This Directive is intended to protect only collective interests of consumers, and so is not intended to give any claim, defence or right of set-off to an individual consumer.

The DTI published a consultation paper on implementing the Unfair Practices Directive into United Kingdom law on 14 December 2005. The Government’s response to the consultation was published in December 2006. Further consultation exercises (in relation to enforcement issues and in relation to the wider implementation of the Directive) have been conducted and responses are awaited. Member states have until 12 December 2007, in which to bring national implementing legislation into force, subject to a transitional period until 12 June 2013 for applying full harmonisation in the fields to which it applies.

It is too early to predict what effect the implementation of the Unfair Practices Directive may have on our ability to make payments on the Issuer Notes when due.

Tax payable by Funding or the Issuer may adversely affect the Issuer’s ability to make payments on the Issuer Notes

As explained in “Item 10.E. – Taxation – United Kingdom Taxation”, UK resident companies such as Funding and the Issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent (and scheduled to reduce to 28 per cent from 1 April 2008), on the profit reflected in their respective profit and loss accounts as increased by the amount of any non-deductible expenses or losses. If the tax payable by Funding or the Issuer is greater than expected because, for example, non-deductible expenses or losses are greater than expected, the funds available to make payments on the Issuer Notes will be reduced and this may adversely affect the Issuer’s ability to make payments on the Issuer Notes.

The UK corporation tax position of UK resident companies such as the Issuer and Funding, however, also depends to a significant extent on the accounting treatment applicable to them. From 1 January 2005, the accounts of the Issuer are required to comply with International Financial Reporting Standards (“IFRS”) or with new UK Financial Reporting Standards reflecting IFRS (“new UK GAAP”). Funding has chosen to comply with IFRS. There is a concern that companies such as the Issuer and Funding might, under either IFRS or new UK GAAP, suffer timing differences that could result in profits or losses for accounting purposes, and accordingly for tax purposes (unless tax legislation provides otherwise), which bear little or no relationship to the company’s cash position. However, the Finance Act 2005 requires “securitisation companies” to prepare tax computations for accounting periods beginning on or after 1 January 2005 and ending before 1 January 2007 on the basis of UK GAAP as applicable up to 31 December 2004, notwithstanding the requirement to prepare statutory accounts under IFRS or new UK GAAP. The Finance Act 2006 (which received Royal Assent on 19 July 2006) provided that this temporary tax basis available to “securitisation companies” was extended for a further year (i.e. to periods of account ending on or before 31 December 2007). On the basis of the definition of “securitisation company” for these purposes, the Issuer and Funding would each qualify as such a company.

The stated policy of H.M. Revenue & Customs is that the tax neutrality of securitisation special purpose companies in general should not be disrupted as a result of the transition to IFRS or new UK GAAP. The Finance Act 2005 enables regulations to be made to establish a permanent regime for the taxation of securitisation companies. A permanent regime was introduced by the Taxation of Securitisation Companies Regulations 2006 (the “2006 Regulations”), which have effect for periods of account beginning on or after 1 January 2007. The 2006 Regulations apply to securitisation companies (as defined in the 2006 Regulations) which meet certain conditions, and (in the case of companies such as Funding and the Issuer) which elect into the permanent regime within a prescribed period. Furthermore, the 2006 Regulations provide that the temporary regime in the Finance Act 2005 will not apply to securitisation companies (as defined in the 2006 Regulations) in respect of periods of account beginning on or after 1 January 2007. Where the 2006 Regulations apply to a company, that company will be subject to UK corporation tax only on its “retained profit” (as defined in the 2006 Regulations), rather than on the profit shown in its accounts. On the basis of the definition of “securitisation company” in the 2006 Regulations, the Issuer and Funding will each qualify as such a company. If, however (for whatever reason), the Issuer and/or Funding do not fall within the 2006 Regulations in respect of any period of account beginning on or after 1 January 2007, then profits or losses could arise in the Issuer and/or Funding as a result of the application of IFRS or new UK GAAP which could have tax effects not contemplated in the cashflows for the transaction, and as such could adversely affect the Issuer and/or Funding and consequently payments on the Issuer Notes.

European Directive 2003/48/EC on the Taxation of Savings Income may adversely affect noteholders’ interests

On 1 July 2005 a EC Council Directive (2003/48/EC) regarding the taxation of savings income came into force. Under the Directive, member states are required to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person within a member state's jurisdiction to an individual in another member state, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period, unless during such period they elect otherwise (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

Payments of interest on the Issuer Notes which are made or collected through a relevant member state or any other relevant country may be subject to withholding tax which would prevent holders of the Issuer Notes from receiving interest on their Issuer Notes in full.

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

Changes of law may adversely affect noteholders’ interests

The structure of the issue of the Issuer Notes and the ratings which are to be assigned to them are based on English law and Scottish law in relation to Scottish loans in effect as at the date of this annual report. No assurance can be given as to the impact of any possible change to English or Scottish law or administrative practice in the United Kingdom after the date of this annual report.

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

Enterprise Act 2002

On 15 September 2003, the corporate insolvency provisions of the Enterprise Act 2002 (the “Enterprise Act”) came into force, amending certain provisions of the Insolvency Act 1986 as amended (the “Insolvency Act”). These provisions introduced significant reforms to corporate insolvency law. In particular the reforms restrict the right of the holder of a floating charge created after 15 September 2003 to appoint an administrative receiver (unless an exception applies) and instead gives primacy to collective insolvency procedures (in particular, administration).

The holder of a floating charge created before 15 September 2003 over the whole or substantially the whole of the assets of a company (such as the security trustee under the Funding deed of charge) retains the ability to block the appointment of an administrator by appointing an administrative receiver, who has a duty to primarily act in the interests of the floating charge holder.

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

In addition to the introduction of a prohibition on the appointment of an administrative receiver as set out above, section 176A of the Insolvency Act provides that in relation to floating charges created after 15 September 2003 any receiver (including an administrative receiver), liquidator or administrator of a company is required to make a “prescribed part” of the company’s “net property” available for the satisfaction of unsecured debts in priority to the claims of the floating charge holder. The company’s “net property” is defined as the amount of the chargor’s property which would be available for satisfaction of debts due to the holder(s) of any debentures secured by a floating charge and so refers to any floating charge realisations less any amounts payable to the preferential creditors or in respect of the fees or expenses of administration. The “prescribed part” is defined in The Insolvency Act 1986 (Prescribed Part) Order 2003 (SI 2003/2097) to be an amount equal to 50 per cent of the first £10,000 of floating charge realisations plus 20 per cent of the floating charge realisations thereafter, provided that such amount may not exceed £600,000.

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

Implementation of the New Basel Capital Accord and the risk-weighted asset framework may result in changes to the risk-weighting of the Issuer Notes

Following the issue of proposals from the Basel Committee on Banking Supervision for reform of the 1998 Capital Accord, a framework has been developed which places enhanced emphasis on market discipline and sensitivity to risk. An updated version of the text of the proposed framework was published in November 2005 under the title “Basel II: International Convergence of Capital Measurement and Capital Standards: a Revised Framework” (the “Basel II Framework”). The Basel II Framework is being implemented in stages (the Basel II standard approach and the Foundation IRB approach for credit risk from 1 January 2007 and the advanced Basel II IRB approach and the advanced measurement approach (AMA) for operational risk from 1 January 2008). However, the Basel II Framework is not self-implementing and, accordingly, implementation dates in participating countries are dependent on the relevant national implementation process in those countries.

In the United Kingdom, Basel II and the EC Capital Requirements Directive have been implemented through the Prudential Sourcebook for Banks, Building Societies and Investment Firms (BIPRU) and the Capital Requirements Regulations SI 2006/3221, although the most advanced approaches referred to above will only be available from 1 January 2008.

As and when implemented, the Basel II Framework could affect the risk-based capital treatment of the Financing notes for investors who are subject to bank capital adequacy requirements that follow the Framework. Consequently, investors should consult their own advisers as to the consequences to and effect on them of the proposed implementation of the Basel II Framework. Proposals and guidelines for implementing Basel II in participating jurisdictions are still in development, and no predictions can be made as to the precise effects of potential changes on the Abbey group, the Financing notes or any investor.

Fixed charges subsequently re-characterised as floating charges may adversely affect payments on the Issuer Notes

Fixed charges over bank accounts may take effect under English law as floating charges. Under the terms of the Issuer deed of charge and the Funding deed of charge respectively, the Issuer and Funding will purport to grant, among other things, fixed charges in favour of the security trustee over, in the case of the Issuer, the Issuer's interest in the Issuer transaction account and, in the case of Funding, Funding's interest in the Funding transaction account.

The law in England and Wales relating to the re-characterisation of fixed charges is unsettled. The fixed charges purported to be granted by the Issuer and Funding (other than by way of assignment in security) will take effect under English law only as floating charges if it is determined that the security trustee does not exert sufficient control over the relevant account, or the proceeds thereof, for the security to be said to "fix" over those assets. As the Issuer and Funding are signatories to the accounts, there is a risk that a court will consider that the security trustee does not exert a sufficient degree of control to ensure that the charges over those accounts are held to be fixed charges. If the charges take effect as floating charges instead of fixed charges, then certain matters, which are given priority over floating charges by law, will be given priority over the claims of the floating chargeholder.

In addition, if assets in respect of which the Issuer or Funding has granted a fixed charge are paid into a bank account the charge over which is subsequently re-characterised as a floating charge, the original fixed charge in relation to the assets may also be re-characterised as a floating charge.

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

The officers’ certificate of compliance of the Issuer, executed by two directors of the Issuer is filed as Exhibit 10.18 to this Annual Report on Form 20-F. The certificate of compliance contains a statement that during the period from 26 March 2003 to 30 April 2006, to the best of the knowledge and belief of the signatories, the Issuer has complied with all its obligations contained in the Issuer Trust Deed and each of the Transaction Documents (as defined in the Issuer Trust Deed) to which it is a party. It also contains a statement that as at 30 April 2006, there did not exist and had not existed since 26 March 2003, any Note Event of Default (as defined in the Issuer Trust Deed).

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

Issuer

Name	Business Address	Business Occupation
Martin McDermott	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Executive Director of Wilmington Trust SP Services (London) Limited

Name	Business Address	Business Occupation
Wilmington Trust SP Services (London) Limited	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Management of special purpose companies
David Green	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN	Finance Director, Banking, Abbey National plc
Ruth Samson	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Solicitor

Funding

Name	Business Address	Business Occupation
Martin McDermott	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Executive Director of Wilmington Trust SP Services (London) Limited
Wilmington Trust SP Services (London) Limited	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Management of special purpose companies
David Green	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN	Finance Director, Banking, Abbey National plc
Ruth Samson	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Solicitor

Trustees

Name	Business Address	Business Occupation
Martin McDermott	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Executive Director of Wilmington Trust SP Services (London) Limited
Wilmington Trust SP Services (London) Limited	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Management of special purpose companies
David Green	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN	Finance Director, Banking, Abbey National plc
Ruth Samson	Wilmington Trust SP Services (London) Limited Tower 42 25 Old Broad Street London EC2N 1HQ	Solicitor

David Green is an employee of Abbey National plc, the seller.

B. Compensation

None of the Issuer, Funding or Trustees pays remuneration directly to any director.

C. Board Practices

Not applicable.

D. Employees

Not applicable.

E. Share Ownership

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Each of the Issuer, Funding and Trustees is wholly owned by Holmes Holdings Limited, a private limited company incorporated under the laws of England and Wales. Wilmington Trust SP Services (London) Limited holds all of the beneficial interest in the issued shares of Holmes Holdings Limited on a discretionary trust for persons employed as nurses in the United Kingdom and for charitable purposes. Wilmington Trust SP Services (London) Limited is not affiliated with Abbey National plc.

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

C. Markets

The principal trading market for each class of Issuer Notes is the London Stock Exchange. The Issuer Notes have been listed on the London Stock Exchange since 8 November 2001.

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

D. Exchange Controls

None.

E. Taxation

United Kingdom Taxation

The following section summarises the material UK tax consequences of the purchase, ownership and disposition of the Issuer Notes based on current law and practice in the UK. The summary assumes that the representations made by the seller that the profit in Funding’s profit and loss account will not exceed 0.01 per cent of the Funding available revenue receipts and that the profit in the Issuer’s profit and loss account will not exceed 0.02 per cent of the interest on the Issuer term advances under the issuer intercompany loan (subject to the effect of compliance with International Financial Reporting Standards (or UK Financial Reporting Standards reflecting them)) are correct. It further assumes that all payments made pursuant to the final documentation are calculated on arm’s length terms. The summary does not purport to be a complete analysis of all tax considerations of the purchase, ownership and disposition of the Issuer Notes. It relates to the position of persons who are the absolute beneficial owners of Issuer Notes and may not apply to certain classes of persons such as dealers or persons connected with the Issuer. Holders of Issuer Notes who are unsure as to their tax position should seek their own professional advice.

Taxation of US residents

As discussed in more detail under “Withholding tax” below, no UK withholding tax will be required in relation to interest payments on the Issuer Notes provided that the Issuer Notes are and remain at all times listed on a recognised stock exchange, which includes the London Stock Exchange.

As discussed in more detail under “Direct assessment of non-UK resident holders of Issuer Notes to UK tax on interest” below, a noteholder who is resident in the US for US tax purposes and who is not resident in the UK for UK tax purposes will not be subject to UK tax by direct assessment unless such noteholder carries on a trade, profession or vocation in the UK in connection with which payments on the Issuer Notes are received or to which the Issuer Notes are attributable or, where that noteholder is a company, unless that noteholder carries on a trade in the UK through a permanent establishment in connection with which the payments on the Issuer Notes are received or to which the Issuer Notes are attributable.

Subject as set out in the rest of this paragraph, residents of the US who are not subject to UK tax by direct assessment are generally not subject to tax in the UK on payments on the Issuer Notes under the terms of the double tax treaty between the US and the UK (the “Treaty”) provided that the amounts paid on the Issuer Notes do not exceed the return on comparable debt instruments. To the extent that the amounts paid do exceed such a return, the UK may tax the excess in accordance with UK domestic law. In order for such US residents to avoid being subject to tax in the UK on such payments, they must satisfy the requirements of the Limitation on Benefits article of the

Treaty and the necessary administrative formalities must be completed. Treaty relief will not be available where a payment on the Issuer Notes is attributable to a permanent establishment of the noteholder situated in the UK or if certain other exceptions apply.

Taxation of Funding, the Issuer and Trustees

As discussed in more detail below under “UK taxation of Funding and the Issuer”, Funding and the Issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent (and scheduled to reduce to 28 per cent from 1 April 2008), on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non-deductible expenses or losses.

As discussed in more detail below under “UK taxation of Trustees”, Trustees will have no liability to UK tax in relation to amounts which it receives on behalf of Funding or the seller under the mortgages trust.

Except as described in the preceding paragraphs (and as further developed in the corresponding sections below), no views are expressed as regards UK taxation in relation to the Issuer Notes, the parties to the transaction, or any aspects of the transaction.

Withholding tax

There will be no UK withholding tax in relation to interest payments on the Issuer Notes provided that, so far as concerns deduction by the Issuer or its paying agents, the Issuer Notes are listed (and remain so listed) on a “recognised stock exchange”, as defined in section 1005 of the Income Tax Act 2007 (“ITA 2007”). On the basis of H.M. Revenue & Customs’ published interpretation of the relevant legislation, securities which are to be listed on a stock exchange in the UK will satisfy this requirement if they are listed by a competent authority in the UK and are admitted to trading on a recognised stock exchange in the UK. The London Stock Exchange is currently a recognised stock exchange for this purpose. The United Kingdom Finance Bill 2007 contains a proposed new statutory meaning of references to securities which are “listed” on a recognised stock exchange. The draft legislation provides that securities will be treated as listed on a recognised stock exchange if (and only if) they are admitted to trading on that exchange and either they are included in the United Kingdom official list (within the meaning of Part 6 of the Financial Services and Markets Act 2000) or they are officially listed, in accordance with provisions corresponding to those generally applicable in European Economic Area states, in a country outside the United Kingdom in which there is a recognised stock exchange. It is understood that this new definition is not intended to alter the position described above in respect of securities that are listed and admitted to trading on a market of a stock exchange which was already designated as a recognised stock exchange before 21 March 2007 (such as the London Stock Exchange). Noteholders should be aware that H.M. Revenue & Customs is able to obtain information about individual holders of the Issuer Notes to whom or, in certain circumstances, for whose benefit interest is paid. Information so obtained may, in certain circumstances, be exchanged by H.M. Revenue & Customs with the tax authorities of the jurisdiction in which the relevant noteholder is resident for tax purposes.

If the Issuer Notes cease to be listed on a recognised stock exchange, an amount must be withheld on account of UK income tax at the savings rate (currently 20 per cent) from interest paid on them, subject to any direction to the contrary from H.M. Revenue & Customs in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty or to the interest being paid to the persons (including companies within the charge to UK corporation tax) and in the circumstances specified in Chapter 11 of Part 15 of ITA 2007.

Under EC Council Directive 2003/48/EC, regarding the taxation of savings income, member states are required, from 1 July 2005, to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person within its jurisdiction to an individual resident in another member state. However, for a transitional period, Austria, Belgium and Luxembourg will instead impose a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

Direct assessment of non-UK resident holders of Issuer Notes to UK tax on interest

The interest on the Issuer Notes has a UK source. Accordingly, payments on the Issuer Notes will in principle be within the charge to UK tax even if paid without withholding or deduction. However, such payments will not be chargeable to UK tax in the hands of a noteholder who is not resident for tax purposes in the UK unless such holder carries on a trade, profession or vocation in the UK in connection with which the payments are received or to which the Issuer Notes are attributable (or, where that noteholder is a company, unless that noteholder carries on a trade in the UK through a permanent establishment in connection with which the payments are received or to which the Issuer Notes are attributable), in which case (subject to exemptions for interest received by certain categories of agent such as some brokers and investment managers) tax may be levied on the receipt of the payments (unless the provisions of an applicable double tax treaty apply to allow relief from such tax).

Taxation of returns: companies within the charge to UK corporation tax

Noteholders who are within the charge to UK corporation tax (other than authorised investment funds) will normally be subject to tax on all profits and gains (whether attributable to currency fluctuations or otherwise), including interest arising on or in connection with the Issuer Notes, under the loan relationship rules contained in the Finance Act 1996. Any such profits and gains will generally fall to be calculated in accordance with the statutory accounting treatment of the Issuer Notes in the hands of the relevant noteholder, and will generally be charged to tax as income in respect of each accounting period to which they are allocated, in accordance with that accounting treatment. Relief may be available in respect of losses (including any foreign exchange losses) or for related expenses on a similar basis.

Taxation of returns: other noteholders

Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for UK tax purposes or who carry on a trade, profession or vocation in the UK in connection with which interest on the Issuer Notes is received or to which the Issuer Notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the Issuer Notes. In respect of such noteholders, the Issuer Notes will not be qualifying corporate bonds within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992, and therefore a disposal of such an Issuer Note by such a noteholder may give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax.

A disposal of Issuer Notes by a noteholder who is resident or ordinarily resident in the UK for UK tax purposes or who carries on a trade in the UK to which the Issuer Notes are attributable may also give rise to a charge to tax on income in respect of an amount representing interest accrued on the Issuer Notes since the preceding payment date. For Issuer Notes which constitute variable rate securities, taxation in respect of such a disposal will be computed on the basis that such amount as H.M. Revenue & Customs considers to be just and reasonable will be treated as accrued income. However, the transferee of a variable rate security will not be entitled to any relief on such amount. All of the Issuer Notes will constitute variable rate Issuer Notes for this purpose.

Stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax is payable on the issue or transfer of the offered global Issuer Notes or on the issue or transfer of an Issuer Note in definitive form.

UK taxation of Funding and the Issuer

Funding and the Issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent (and scheduled to reduce to 28 per cent from 1 April 2008), on the profit reflected in their respective applicable profit and loss accounts as increased by the amounts of any non-deductible expenses or losses. In respect of Funding, the seller has confirmed that the profit in the profit and loss account drawn in accordance with UK GAAP as applicable on 31 December 2004 will not exceed 0.01 per cent of the Funding available revenue receipts. In respect of the Issuer, the seller has confirmed that the profit in the profit and loss account drawn in accordance with UK GAAP as applicable on 31 December 2004 will not exceed 0.02 per cent of the interest on the issuer term advances under the issuer intercompany loan. Funding and the Issuer are each “securitisation companies” for the purposes of the Taxation of Securitisation Companies Regulations 2006 (the “2006 Regulations”), and each intends to elect into the 2006 Regulations. Assuming that each of Funding and the Issuer (a) elects into the 2006 Regulations within the specified time limits, and (b) continues to satisfy certain qualifying conditions in the 2006 Regulations, then (in respect of periods of account beginning on or after 1 January 2007) each of Funding and the Issuer will be subject to UK corporation tax only on their respective “retained profits”, as defined in the 2006 Regulations, rather than their respective accounting profits. A securitisation company’s “retained profit” is the amount required by the securitisation arrangements to be retained, made available to be retained, or designated as profits of that company. The comments made in this paragraph are subject to those set out in the risk factor “Tax payable by Funding or the Issuer may adversely affect the Issuer’s ability to make payments on the Issuer Notes”, in particular the section dealing with the temporary and permanent regimes that H.M. Revenue & Customs have established for securitisation companies as a consequence of the requirement for certain securitisation companies to comply with International Financial Reporting Standards (“IFRS”) (or new UK Financial Reporting Standards which reflect IFRS).

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

United States Taxation

General

The following section summarizes the material federal income tax consequences of the purchase, ownership and disposition of the series 3 class A Issuer Notes (the “US Issuer Notes”) that may be relevant to a noteholder that is a “US holder” (as defined later in this section). In general, the summary assumes that a holder acquires a US Issuer Note at original issuance and holds such Note as a capital asset. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US Issuer Notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including dealers in stocks, securities or notional principal contracts; traders in securities electing to mark to market; banks, savings and loan associations and similar financial institutions; taxpayers whose functional currency is other than the US dollar; and taxpayers that hold a US Issuer Note as part of a hedge or straddle or a conversion transaction, within the meaning of section 1258 of the US Internal Revenue Code of 1986, as amended (the “Code”). In addition, this summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

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

The US Issuer Notes will not be qualifying assets in the hands of domestic savings and loan associations, real estate investment trusts, or REMICs under sections 7701(a)(19)(C), 856(c)(5)(B) or 860G(a)(3) of the Code, respectively.

Taxation of US holders of the US Issuer Notes

Qualified Stated Interest. A US holder of a US Issuer Note will treat stated interest on such US Note as ordinary interest income when paid or accrued, in accordance with its tax method of accounting.

Sales and Retirement. In general, a US holder of a US Issuer Note will have a basis in such Note equal to the cost of the US Issuer Note to such holder, and reduced by any payments thereon other than payments of stated interest. Upon a sale or exchange of the US Issuer Note, a US holder will generally recognize gain or loss equal to the difference between the amount realized (less any accrued interest, which would be taxable as such) and the holder’s tax basis in the US Issuer Note. Such gain or loss will be long-term capital gain or loss if the US holder has held the US Issuer Note for more than one year at the time of disposition. In certain circumstances, US holders that are individuals may be entitled to preferential treatment for net long-term capital gains. The total net amount of long-term capital gain recognized by an individual US holder will be taxed at preferential rates. The ability of US holders to offset capital losses against ordinary income is limited.

US Issuer Notes as debt of Funding

The US Internal Revenue Service could possibly seek to characterize the series 3 class A Issuer Notes as ownership interests in the issuer series 3 term AAA advance rather than as debt of the Issuer. If the US Internal Revenue Service were successful in such a characterization, a US holder of a US Issuer Note would be treated as owning (i) a pro rata share of the related issuer term advance between Funding and the Issuer (“related advance”), which will be treated as debt for US federal income tax purposes and (ii) an interest in the related issuer currency swap. Treasury regulations permit taxpayers meeting certain requirements to integrate a debt instrument and a related currency hedge and to treat them for most tax purposes as if they were a synthetic debt instrument having the terms of the debt instrument and hedge combined. Integrating the related advance and issuer currency swap would create a synthetic debt instrument having the characteristics of the US Issuer Notes and hence would produce largely the same result as if the US Issuer Notes were not recharacterized as debt of Funding.

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

Information reporting and backup withholding

The paying agent will be required to file information returns with the US Internal Revenue Service with respect to payments of the US Issuer Notes made to certain US holders. In addition, certain US holders may be subject to US backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to the paying agent, and may be subject to information reporting and backup withholding requirements with respect to proceeds from the sale of the US Issuer Notes.

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

3.	Exhibit 10.1: Periodic Report for the period from December 9, 2005 to January 9, 2006 (incorporated by reference from the Form 6-K previously filed on January 17, 2006).
4.	Exhibit 10.2: Periodic Report for the period from January 10, 2005 to February 8, 2006 (incorporated by reference from the Form 6-K previously filed on February 17, 2006).
5.	Exhibit 10.3: Periodic Report for the period from February 9, 2005 to March 8, 2005 (incorporated by reference from the Form 6-K previously filed on March 22, 2006).
6.	Exhibit 10.4: Periodic Report for the period from March 9, 2006 to April 10, 2006 (incorporated by reference from the Form 6-K previously filed on April 25, 2006).
7.	Exhibit 10.5: Periodic Report for the period from April 11, 2006 to May 8, 2006 (incorporated by reference from the Form 6-K previously filed on May 26, 2006).
8.	Exhibit 10.6: Periodic Report for the period from May 9, 2006 to June 8, 2006 (incorporated by reference from the Form 6-K previously filed on June 27, 2006).
9.	Exhibit 10.7: Periodic Report for the period from June 9, 2005 to July 10, 2005 (incorporated by reference from the Form 6-K previously filed on July 27, 2006).
10.	Exhibit 10.8: Periodic Report for the period from July 11, 2006 to August 8, 2006 (incorporated by reference from the Form 6-K previously filed on June 1, 2007).
11.	Exhibit 10.9: Periodic Report for the period from August 9, 2006 to September 8, 2006 (incorporated by reference from the Form 6-K previously filed on September 22, 2006).

12.	Exhibit 10.10: Periodic Report for the period from September 9, 2006 to October 9, 2006 (incorporated by reference from the Form 6-K previously filed on October 23, 2006).
13.	Exhibit 10.11: Periodic Report for the period from October 10, 2006 to November 8, 2006 (incorporated by reference from the Form 6-K previously filed on November 28, 2006).
14.	Exhibit 10.12: Periodic Report for the period from November 9, 2006 to December 8, 2006 (incorporated by reference from the Form 6-K previously filed on December 22, 2006).
15.	Exhibit 10.13: Periodic Report for the period from December 9, 2006 to January 8, 2007 (incorporated by reference from the Form 6-K previously filed on February 1, 2007).
16.	Exhibit 10.14: Profit and Loss Accounts and Balance Sheets for the period ended January 17, 2006 (incorporated by reference from the Form 6-K previously filed on February 21, 2006).
17.	Exhibit 10.15: Profit and Loss Accounts and Balance Sheets for the period ended April 18, 2006 (incorporated by reference from the Form 6-K previously filed on May 26, 2006).
18.	Exhibit 10.16: Profit and Loss Accounts and Balance Sheets for the period ended July 17, 2006 (incorporated by reference from the Form 6-K previously filed on August 16, 2007).
19.	Exhibit 10.17: Profit and Loss Accounts and Balance Sheets for the period ended October 16, 2006 (incorporated by reference from the Form 6-K previously filed on December 1, 2006).
20.	Exhibit 10.18: Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2007 (incorporated by reference from the Form 6-K previously filed on June 27, 2007).
21.	Exhibit 10.19: Report and Accounts for Holmes Financing (No. 7) PLC for the year ended December 31, 2006.
22.	Exhibit 10.20: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2006.
23.	Exhibit 10.21: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2006.
24.	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.
25.	Exhibit 13.1: Certificate pursuant to section 906 of the Sarbanes-Oxley Act 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES TRUSTEES LIMITED

By: /s/ RUTH SAMSON

Name: Ruth Samson
Title: Director

HOLMES FUNDING LIMITED

By: /s/ RUTH SAMSON

Name: Ruth Samson
Title: Director

HOLMES FINANCING (NO. 7) PLC

By: /s/ RUTH SAMSON

Name: Ruth Samson
Title: Director

Dated: June 28, 2007

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

•	Exhibit 10.1: Periodic Report for the period from December 9, 2005 to January 9, 2006 (incorporated by reference from the Form 6-K previously filed on January 17, 2006).
•	Exhibit 10.2: Periodic Report for the period from January 10, 2005 to February 8, 2006 (incorporated by reference from the Form 6-K previously filed on February 17, 2006).
•	Exhibit 10.3: Periodic Report for the period from February 9, 2005 to March 8, 2005 (incorporated by reference from the Form 6-K previously filed on March 22, 2006).
•	Exhibit 10.4: Periodic Report for the period from March 9, 2006 to April 10, 2006 (incorporated by reference from the Form 6-K previously filed on April 25, 2006).
•	Exhibit 10.5: Periodic Report for the period from April 11, 2006 to May 8, 2006 (incorporated by reference from the Form 6-K previously filed on May 26, 2006).
•	Exhibit 10.6: Periodic Report for the period from May 9, 2006 to June 8, 2006 (incorporated by reference from the Form 6-K previously filed on June 27, 2006).
•	Exhibit 10.7: Periodic Report for the period from June 9, 2005 to July 10, 2005 (incorporated by reference from the Form 6-K previously filed on July 27, 2006).
•	Exhibit 10.8: Periodic Report for the period from July 11, 2006 to August 8, 2006 (incorporated by reference from the Form 6-K previously filed on June 1, 2007).
•	Exhibit 10.9: Periodic Report for the period from August 9, 2006 to September 8, 2006 (incorporated by reference from the Form 6-K previously filed on September 22, 2006).
•	Exhibit 10.10: Periodic Report for the period from September 9, 2006 to October 9, 2006 (incorporated by reference from the Form 6-K previously filed on October 23, 2006).
•	Exhibit 10.11: Periodic Report for the period from October 10, 2006 to November 8, 2006 (incorporated by reference from the Form 6-K previously filed on November 28, 2006).
•	Exhibit 10.12: Periodic Report for the period from November 9, 2006 to December 8, 2006 (incorporated by reference from the Form 6-K previously filed on December 22, 2006).
•	Exhibit 10.13: Periodic Report for the period from December 9, 2006 to January 8, 2007 (incorporated by reference from the Form 6-K previously filed on February 1, 2007).
Exhibit 10.14: Profit and Loss Accounts and Balance Sheets for the period ended January 17, 2006 (incorporated by reference from the Form 6-K previously filed on February 21, 2006).

•	Exhibit 10.15: Profit and Loss Accounts and Balance Sheets for the period ended April 18, 2006 (incorporated by reference from the Form 6-K previously filed on May 26, 2006).
•	Exhibit 10.16: Profit and Loss Accounts and Balance Sheets for the period ended July 17, 2006 (incorporated by reference from the Form 6-K previously filed on August 16, 2007).
•	Exhibit 10.17: Profit and Loss Accounts and Balance Sheets for the period ended October 16, 2006 (incorporated by reference from the Form 6-K previously filed on December 1, 2006).
•	Exhibit 10.18: Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2007 (incorporated by reference from the Form 6-K previously filed on June 27, 2007).
•	Exhibit 10.19: Report and Accounts for Holmes Financing (No. 7) PLC for the year ended December 31, 2006.
•	Exhibit 10.20: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2006.
•	Exhibit 10.21: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2006.
•	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.
•	Exhibit 13.1: Certificate pursuant to section 906 of the Sarbanes-Oxley Act 2002.